UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2020

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 13 February 2020

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: February 13, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

13 February 2020

Barclays Bank PLC

Annual Report and Accounts 2019

UK Listing Authority submission

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays Bank PLC announces that its Annual Report 2019 will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

The document may also be accessed via Barclays PLC’s website at home.barclays/investorrelations

Additional information

The following information is extracted from the Barclays Bank PLC Annual Report 2019 (page references are to pages in the Annual Report) which can be found at home.barclays/investorrelations and constitutes the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the Barclays Bank PLC Annual Report 2019 in full.

Strategic report
Performance review

The Strategic Report was approved by the Board of Directors on 12 February 2020 and signed on their behalf by the Chairman.

Overview

Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC and consists of the Corporate and Investment Bank (CIB), Consumer, Cards and Payments (CC&P) and the Head Office.

The consolidation of Barclays Bank PLC and its subsidiaries, is referred to as the Barclays Bank Group. The consolidation of Barclays Bank PLC’s parent entity, Barclays PLC and its subsidiaries, is referred to as the Barclays Group.

With relentless focus on delivering for customers and clients around the world, Barclays Bank PLC’s diversified business portfolio provides balance, resilience and exciting growth opportunities. Barclays Bank PLC has strong global market positions and continues to invest in people and technology in order to deliver sustainable improved returns.

Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking.

Our structure

Barclays Bank PLC consists of CIB and CC&P

CIB

Our CIB is one of the world’s leading providers of funding, financing, cash management, advisory and risk management products and services. We work with money managers, financial institutions, governments and corporate clients globally to help them innovate and grow.

CC&P

CC&P includes the following key businesses:

In the UK, our payments business enables clients ranging from small businesses to large corporates to make and receive payments. We are a leading corporate card issuer for large and small businesses, and have expanded into providing business-to-business supplier payment solutions. We also help businesses accept payments from their customers in-store, in-app and online. We are also one of the UK’s largest finance partners for retailers, providing point of sale finance solutions to consumers.

In the US, our co-branded cards business provides credit cards to consumers. Our partners include American Airlines, JetBlue and Wyndham Hotels & Resorts.

In Germany, we offer market leading consumer credit cardsa, while continuing to develop our lending offering.

Globally, our Private Bank provides a diverse range of personal and institutional wealth management products and services, including investments, credit and cash management solutions.

Notes

a	Basis: Ranking by revolving balances. Sources: Bankenfachverband, Statistisches Bundesamt, own calculations

Strategic priorities

Barclays Bank Group’s business model provides a diversified earnings portfolio to its shareholder, Barclays PLC.

Our diversification is a real strength, and we will maintain and increase our diversity as we evolve. Our revenue today comes from different businesses, different types of customer and client, different types of income, and different geographies. We believe this diversification creates the balance and resilience required to deliver through the economic cycle.

CIB

Over the last few years, our US competitors have consolidated their strong position, and our European peers have focused efforts on a narrower product set.

Barclays Bank PLC is therefore able to differentiate itself as a European headquartered provider of universal banking services. As our clients look to diversify their service providers, and decrease their exposure to the US credit cycle, we believe our ability to provide this diversification is a real strength.

Our strategy is also shaped by the increasingly sophisticated needs of our clients, and technological evolution across our industry.

We are focused on three areas:

Adapting to the evolving needs of our clients

We are investing in technology that makes it easier for our clients to do business with us. That includes the development of our electronic offering in Markets and the digitalisation of our Corporate Banking client service platform.

Running an efficient and effective business

Achieving better operational performance and driving improvements in market share, while maintaining cost discipline and driving more productive use of capital by recycling risk-weighted assets to the highest returning opportunities.

Improving returns by growing high returning and capital efficient businesses

Focused growth in areas such as transaction banking in Corporate Banking and fee-led, advisory and equity origination work in Banking. We are also developing other higher-returning businesses where we see opportunities, such as securitised products.

CC&P

We plan to grow our payments business by deepening our relationships where we have through tighter integration across Barclays and through significant investment in our digital and reporting capabilities, where we have historically had gaps.

We will also build upon our deep payments experience by integrating with the software providers our clients use in order to scale our payments solutions more quickly across the UK and into Europe. Further investment in our digital infrastructure and innovative solutions will be key to continuing to simplify processes and make it easy for our clients to access an end-to-end payment service from Barclays Bank PLC in the UK and across Europe.

In the US, we are strengthening our foundations through platform upgrades, infrastructure improvements and process automation to meet evolving customer needs. Our co-branded business model is well proven and is creating opportunities for growth. We continue to target strong renewal activity and deeper engagement with current partners, whilst expanding our reach with new strategic opportunities.

Our Private Bank remains focused on delivering bespoke solutions for global high-net-worth, ultra-high-net-worth and family office clients. We have made a number of digital enhancements to streamline onboarding for our Private Bank clients and this will remain an area of focus.

Operating environment

CIB

The economic conditions of 2019 continued to provide a challenging context for corporate and institutional banking and financing activity. Features such as the low interest rate environment, the UK’s withdrawal from the EU and global trade tensions combined to dampen and delay deal activity, particularly primary issuance.

That meant the global Markets revenue pool shrank by 2%a.

Our Banking business has also seen its available fee pool shrink, with declines of 14-18%b compared with 2018 in the UK and Europe, and 2-3%b in the Americas and Asia.

We expect many of these macroeconomic trends to continue, and are shaping our business accordingly.

CC&P

Market changes are primarily driven by changes in consumer behaviour. For example, the UK card payment market is growing significantly, with a shift from in-store to online payments. Digital and e-commerce focused players are growing fast and gaining market share.

The continued low interest rate environment means consumers are borrowing more, creating opportunities for new entrants focused solely on point of sale financing competing with traditional card issuers like Barclays.

Private Banking continues to be highly fragmented, and while digital penetration is lower than other segments, technology and automation are playing an increasing role.

Notes

a	Source: Coalition FY19 vs FY18 Preliminary Competitor Analysis of total industry revenue pool
b	Source: Dealogic

Our achievements in 2019

CIB

Despite the challenging conditions, many of our businesses have performed well. We have continued to gain market share in Markets and Banking and all of our businesses continue to deliver for our clients. However, our CIB as a whole must make further progress in generating the returns our shareholders expect.

In Markets we have helped clients navigate the volatile trading environment and continued to grow, despite subdued financial markets, with revenue share up 20 basis pointsa in a highly competitive environment.

That was, in part, a result of continued investment in our electronic capabilities, particularly through investment in our BARX and options platforms. We are now part way through a multi-year effort to provide our clients with market-leading execution capabilities and liquidity access, and increase the strength of our digital offering.

In Corporate Banking we have also invested in our digital proposition with over 80% of our clients now using iPortal, our digital self- service platform, creating a ‘single window’ for clients to self-serve for many day-to-day corporate banking needs through a reliable, easy to use interface.

We have also broadened our business across Europe, with our single platform now live across seven of our nine target European countries, without the overheads of a branch network. We continue to focus on capital productivity and transaction banking revenue growth to improve returns.

In Banking we saw notable improvements in share and revenue in both advisory and equity underwriting. Our ambition is to continue to deliver a more diversified product mix, and improve the proportion of income generated by capital-light businesses. In this context, we increased our global market fee share to 4.2%b, despite a declining market.

We also continued to invest and evolve to meet the changing needs of our clients. This saw us create one of the first Sustainable and Impact Banking (SIB) teams in the market, enabling us to provide thoughtful content and execution capabilities to serve the Environmental, Social and Governance (ESG) needs of our clients.

CC&P

On top of strong renewal activity in the US, we launched a refreshed Uber credit card with new reward features to maximise customer engagement and value for our partner and cardholders. We also launched a new American Airlines Aviator Red card and we relaunched our Barclaycard Financing Visa, a simplified financing-focused product for Apple consumers in the US.

We have also made progress in upgrading the US platform and data infrastructure, which has both improved customer experience and made our business more efficient.

In point-of-sale lending in the UK, we have worked with Apple to launch the ‘Trade-In- With-Instalment’ solution. This offers customers the opportunity to upgrade their iPhone through a 24-month instalment loan with 0% interest; it is a good example of how we are providing value for both consumers and clients.

In the UK, we have retained key strategic clients and forged new partnerships with companies like Coupa and TouchBistro, highlighting our unique payments integration capabilities.

With a third of all card payments made in the UKc, Barclays is one of the largest payment processors in Europed, and is a leading corporate card issuer. We recently won the B2B Payments Innovation Award at the 2019 Payments Awards, which highlights the strength of our franchise in payments.

Making it easier for small businesses to join our payments network has been at the centre of our digital transformation. We have successfully streamlined a paper-based journey into a digital experience, now with same day onboarding for most of our clients.

In the US, we continue to see strong net promoter scores. We maintained our ranking in the top 10 of US credit card issuerse.

Our role in society

Our success over the long-term us tied inextricably to the prevention of our environment and the progress of our communties. For detail on our integration of social and environmental issues into our business, pease refer to pages 32 to 35 in the Barclays PLC Annual Report 2019.

Notes

a	Source: Coalition FY19 vs FY18 Preliminary Competitor Analysis. Market share represents Barclays’ share of the total industry revenue pool
b	Source: Dealogic
c	Source: UK Finance
d	Source: Nilson Report #1153
e	Source: Nilson Report #1161

Strategic report
Managing risk

The Barclays Bank Group is exposed to internal and external risks as part of our ongoing activities. These risks are managed as part of our business model.

Enterprise Risk Management Framework

Within the Barclays Bank Group, risks are identified and overseen through the Enterprise Risk Management Framework (ERMF), which supports the business in its aim to embed effective risk management and a strong risk management culture.

This ERMF governs the way in which the Barclays Bank Group identifies and manages its risks. The ERMF is approved by the Barclays PLC board on recommendation of the Barclays Group Chief Risk Officer; it is then adopted by the Barclays Bank Group with minor modifications where needed.

The management of risk is embedded into each level of the business, with all colleagues being responsible for identifying and controlling risk.

Risk appetite

Risk appetite defines the level of risk we are prepared to accept across the different risk types, taking into consideration varying levels of financial and operational stress. Risk appetite is key for our decision making processes, including ongoing business planning and setting of strategy, new product approvals and business change initiatives. The Barclays Bank Group may choose to adopt a lower risk appetite than allocated to it by Barclays Group.

Three Lines of Defence

The first line of defence is comprised of the revenue generating and client facing areas, along with all associated support functions, including Finance, Treasury, Human Resources and Operations and Technology. The First Line identifies the risks, sets the controls and escalates risk events to the second line of defence.

The second line of defence is made up of Risk and Compliance and oversees the First Line by setting limits, rules and constraints on their operations, consistent with the risk appetite.

The third line of defence is comprised of Internal Audit, providing independent assurance over the effectiveness of governance, risk management and control over current, systemic and evolving risks.

Although the Legal function does not sit in any of the three lines, it works to support them all and plays a key role in overseeing Legal risk throughout the bank. The Legal function is also subject to oversight from the Risk and Compliance functions (second line) with respect to the management of operational and conduct risks.

Monitoring the risk profile

Together with a strong governance process, using business and Group level Risk Committees as well as Board level forums, the Barclays Bank PLC Board receives regular information in respect of the risk profile of the Barclays Bank Group. Information received includes measures of risk profile against risk appetite as well as the identification of new and emerging risks.

We believe that our structure and governance supports us in managing risk in the changing economic, political and market environments.

The ERMF defines eight Principal Risks			How risks are managed
Financial Principal Risks	Credit Risk
The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.
Credit risk teams identify, evaluate, sanction, limit and monitor various forms of credit exposure, individually and in aggregate.
Market Risk
The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
A range of complementary approaches to identify and evaluate market risk are used to capture exposure to market risk. These are measured, limited and monitored by market risk specialists.
Treasury and Capital Risk
Liquidity risk:
The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
Capital risk:
The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Bank Group’s pension plans.
Interest rate risk in the Banking Book:
The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

Treasury and capital risk is identified and managed by specialists in Capital Planning, Liquidity, Asset and Liability Management and Market risk. A range of approaches are used appropriate to the risk, such as; limits; plan monitoring; internal and external stress testing.

Non-Financial Principal Risks	Operational Risk
The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

Operational risk comprises the following risks; data management and information, execution risk, financial reporting, fraud, payments processing, people, physical security, premises, prudential regulation, supplier, tax, technology and transaction operations.
It is not always cost effective or possible to attempt to eliminate all operational risks.
Operational risk is managed across the businesses and functions through an internal control environment with a view to limiting the risk to acceptable residual levels.

	Model Risk	The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.	Models are independently validated and approved prior to implementation and their performance is monitored on a continual basis.
Conduct Risk
The risk of detriment to customers, clients, market integrity, effective competition or the Barclays Bank Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.
The Compliance function sets the minimum standards required, and provides oversight to monitor that these risks are effectively managed and escalated where appropriate.
	Reputation Risk	The risk that an action, transaction, investment or event, decision or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.
Reputation risk is managed by embedding our purpose and values and maintaining a controlled culture within the Barclays Bank Group, with the objective of acting with integrity, enabling strong and trusted relationships with customers and clients, colleagues and broader society.

	Legal Risk	The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	The Legal function supports colleagues in identifying and limiting legal risks.

Strategic report
Performance measures

Financial performance measures

The performance of Barclays Bank PLC contributes to the Barclays PLC Group, upon which the delivery of strategy is measured.

Income Statement
Barclays Bank Group results	2019	2018	2017
For the year ended 31 December	£m	£m	£m
Total income	14,151	13,600	13,730
Credit impairment charges	(1,202)	(643)	(1,553)
Net operating income	12,949	12,957	12,177
Operating expenses	(9,718)	(9,893)	(10,230)
GMP chargea	-	(140)	-
Litigation and conduct	(264)	(1,706)	(448)
Total operating expenses	(9,982)	(11,739)	(10,678)
Other net income	145	68	259
Profit before tax	3,112	1,286	1,758
Tax chargeb	(332)	(229)	(1,352)
Profit after tax in respect of continuing operations	2,780	1,057	406
(Loss)/profit after tax in respect of discontinued operationsc	-	(47)	(1,386)
Non-controlling interests in respect of continuing operations	-	-	(4)
Non-controlling interests in respect of discontinued operationsc	-	-	(140)
Other equity instrument holders	(660)	(647)	(639)
Attributable profit/(loss)	2,120	363	(1,763)

Notes
a
A £140m charge for Guaranteed Minimum Pensions in relation to the equalisation of obligations for members of the Barclays Bank UKRF. There was no capital impact of this charge as at 31 December 2018, as the Barclays Bank UKRF remained in accounting surplus.

b
From 2019, due to an IAS 12 update, the tax relief on payments in relation to equity instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded within retained earnings. Comparatives have been restated, reducing the tax charge for FY18 and FY17 by £175m and £174m respectively. Further detail can be found in Note 1.

c
Barclays Bank PLC transferred its UK banking business on 1 April 2018 to Barclays Bank UK PLC. Results relating to the UK banking business for the three months ended 31 March 2018 and for the year ended 31 December 2017 have been reported as a discontinued operation. 2017 also included results relating to Barclays Africa Group Limited (BAGL) for the five months ended 31 May 2017.

Income Statement commentary

2019 compared to 2018

Profit before tax increased 142% to £3,112m driven by reduced losses in Head Office of £598m (2018: £2,245m), primarily due to a non-recurrence of the £1.4bn settlement with US Department of Justice (DoJ) relating to Residential Mortgage-Backed Securities (RMBS), and an 8% increase in CIB to £2,590m (2018: 2,394m). This was partially offset by a decrease in CC&P to £1,120m (2018: £1,137m).

The 4% appreciation of average USD against GBP positively impacted income and profits, and adversely impacted credit impairment charges and operating expenses.

Total Income increased 4% to £14,151m. CIB income increased 3% to £10,009m. Within CIB, Markets income increased 3%, reflecting further gains in market share in a declining revenue poola, and Banking fees income increased 1%. The Banking business also continued to gain market share in a declining fee poolb. CC&P income increased 5% to £4,462m reflecting growth in US co-branded cards and payments partnerships.

Head Office income expense improved 22% to £320m (2018: £408m) driven by lower hedge accounting losses and legacy capital funding costs, partially offset by a non-recurrence of a prior year gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition and the Absa Group Limited (formerly known as BAGL) dividend income.

Credit impairment charges increased 87% to £1,202m. CIB credit impairment charges increased to £157m (2018: release of £152m) due to the non-recurrence of favourable macroeconomic scenario updates and single name recoveries in 2018. CC&P credit impairment charges increased to £1,016m (2018: £808m) due to cards balance growth and the non-recurrence of favourable US macroeconomic scenario updates in 2018. Credit metrics remained stable, with US cards 30 and 90 day arrears of 2.7% (Q418: 2.7%) and 1.4% (Q418: 1.4%) respectively.

Total operating expenses decreased 15% to £9,982m. Head Office total operating expenses decreased to £241m (2018: £1,849m) due to the non-recurrence of a settlement relating to RMBS with the US DoJ of £1.4bn and the £140m charge for the GMP in relation to the equalisation of obligations for members of the Barclays Bank UKRF.

CIB total operating expenses decreased 2% to £7,375m as cost efficiencies were partially offset by continued investment. CC&P total operating expenses were stable at £2,366m (2018: £2,363m) reflecting continued investment and efficiencies.

Other net income increased to £145m (2018: £68m) reflecting gains on disposals following the sale of number of subsidiaries to Barclays Principal Investment Limited in Q4 2019.

Notes

a
Data Source: Coalition, FY19 Preliminary Competitor Analysis. Market share represents Barclays share of the total industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

b	Data Source: Dealogic, for the period covering 1 January to 31 December 2019.

Balance Sheet Information
The following assets and liabilities represent key balance sheet items for Barclays Bank Group.

	2019	2018
As at 31 December	£m	£m
Assets
Cash and balances at central banks	125,940	136,359
Loans and advances at amortised cost	141,636	136,959
Trading portfolio assets	113,337	104,038
Financial assets at fair value through the income statement	129,470	145,250
Derivative financial instruments	229,641	222,683
Liabilities
Deposits at amortised cost	213,881	199,337
Financial liabilities designated at fair value	204,446	217,741
Derivative financial instruments	228,940	219,592

Balance Sheet commentary
●	Cash and balances at central banks decreased £10.4bn to £125.9bn predominantly due to a reduction in cash at central banks held as part of the liquidity pool
●	Loans and advances increased £4.7bn to £141.6bn mainly due to an increase in debt securities
●	Trading portfolio assets increased £9.3bn to £113.3bn due to increased trading activity, principally relating to the Equities business
●	Financial assets at fair value through the income statement decreased £15.8bn to £129.5bn driven by a focus on capital-efficient secured financing
●
Derivative financial instrument assets and liabilities increased £7.0bn to £229.6bn and £9.3bn to £228.9bn respectively driven by a decrease in major interest rate curves, partially offset by a decrease in foreign exchange volumes

●	Deposits at amortised cost increased £14.5bn to £213.9bn due to increased deposits within CIB including the broadening of the business across Europe
●	Financial liabilities designated at fair value decreased £13.3bn to £204.4bn as a result of more capital-efficient secured lending partially offset by increased issuances of equity linked notes.

The financial information above is extracted from the financial statements. This information should be read together with the information included in the accompanying consolidated financial statements.

Other Metrics and Capitala

Barclays Bank PLC is regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key metrics for Barclays Bank PLC solo-consolidated.

	2019	2018	2017
Common equity tier 1 (CET1) ratio	13.9%	13.5%	13.6%
Total risk weighted assets (RWAs)	£158.4bn	£173.2bn	£261.4bn
Capital Requirements Regulation (CRR) leverage ratio	3.9%	4.0%	4.5%

Note
a
Capital, RWAs and leverage are calculated applying the IFRS 9 transitional arrangement of the Capital Requirement Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. For further information on the implementation of CRR II see page 100.

Capital commentary
As at 31 December 2019, Barclays Bank PLC Solo’s transitional CET1 ratio was 13.9% which exceeded the 2019 minimum requirement.

Non-financial performance measures

Barclays Bank PLC is part of the Barclays Group which uses a variety of quantitative and qualitative measures to track and assess holistic strategic delivery. Barclays Group maintains a robust internal and external assurance process for our key metrics, ensuring that we have strong controls and clear data management in place.

Barclays Bank PLC has addressed the Non-Financial Reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006 through the disclosure contained in Barclays PLC Annual report on pages 39 to 40.

Strategic report
Our people and culture

We believe that the culture of Barclays is built and shaped by the thousands of professionals around the world who serve our customers and clients with a shared purpose and values. Our people make a critical difference to our success, and our investment in them protects and strengthens our culture. The following sub-sections are therefore consistent with those detailed in the People Section of the Barclays PLC Annual Report and figures mentioned are for Barclays Group other than specifically mentioned.

Colleague engagement

We have an established approach to engaging colleagues which includes the majority of mechanisms recommended by the UK’s Financial Reporting Council and with new governance requirements in 2019. This ensures that we understand their perspective, take it into account in our decision making at the most senior level, and share with them our strategy and progress.

That extends to those who work for us indirectly as well, such as contractors, although in a more limited way. In 2020, our supplier code of conduct will require organisations with more than 250 employees to demonstrate that they have an effective workforce engagement approach of their own.

It’s important to us that our Board members are engaged with our people – directly, and indirectly through our management team. The Board regularly receives reports on colleague engagement.

Together with direct engagement, this reporting approach and dedicated time at board meetings helps our Board take the issues of interest to our colleagues into account in their decision making. This has enabled them to confirm that our workforce engagement approach is effective.

Listening to our people

Our regular colleague survey formally captures the views of our people and is a key part of how we track colleague engagement, alongside more granular colleague sentiment tracking across our businesses. Barclays Bank PLC overall engagement score reduced slightly to 73% in 2019, but 77% of our colleagues would still recommend Barclays as a good place to work.

The results from the survey are an important part of the conversations our leaders have about how we run the business, and it’s a specific focus for our Executive Committee and our Board.

We monitor our culture across the organisation, and in individual business areas, through Culture Dashboards. These combine colleague survey data with other metrics about our business, so that we can see the effect our people’s engagement has on our performance, and on the continued strength of our culture. 82% of our people have heard or read the speeches of senior leaders across the Barclays Group talking about the character and culture of Barclays.

Keeping our people informed

In addition to these data sources, our leaders, including our Board, engage face to face with colleagues to hear what they think. That might be through site visits, large-scale town halls, training and development activity, mentoring, informal breakfast sessions, committee membership, diversity and wellbeing programmes, or focus and consultative groups.

We make sure we’re regularly keeping everyone up to date on the strategy, performance and progress of the organisation through a strategically-coordinated, multichannel approach across a combination of leader-led engagement, and digital and print communication, including blogs, vlogs and podcasts.

We also engage with our people collectively through a strong and effective partnership with Unite, in the parts of BBPLC where they are recognised as well as the Barclays Group European Forum, which represents all Barclays Group colleagues within the European Union.

These conversations help us to deliver things like a collective pay deal for our Unite covered colleagues, who represent 84% of our UK-based colleagues, as well as more complex business change and our long-term focus on colleague wellbeing. We regularly brief our union partners on the strategy and progress of the business and seek their input on ways in which we can improve the colleague experience of working in Barclays.

Building a supportive culture

Diversity of thought and experience works best when everyone feels included. People who feel they can be themselves at work are happier and more productive, so we believe that creating an inclusive and diverse culture isn’t just the right thing to do, but is also best for our business.

Our policies require managers to give full and fair consideration to those with a disability on the basis of their aptitudes and abilities; both when hiring and through ongoing people management, as well as ensuring opportunities for training, career development and promotion are available to all. As part of our commitment to the UK government Disability Confident scheme, we encourage applications from people with a disability, or a physical or mental health condition.

We encourage our people to benefit from Barclays’ performance by enrolling in our share plans, further strengthening their commitment to the organisation.

Section 172(1) statement

The directors of large organisations like Barclays are required by law to consider a range of factors when making decisions, and to make a clear statement about how they have done that.

The Directors have acted in a way that they considered, in good faith, to be most likely to promote the success of the Company for the benefit of its members as a whole, and in doing so had regard, amongst other matters, to:

●	the likely consequences of any decision in the long term,
●	the interests of the Company's employees,
●	the need to foster the Company's business relationships with suppliers, customers and others,
●	the impact of the Company's operations on the community and the environment
●	the desirability of the Company maintaining a reputation for high standards of business conduct, and
●	the need to act fairly as between members of the Company.

Details on who our stakeholders are, how management and/or the Directors engaged with them, the key issues raised and actions taken are set out in the 2019 Barclays PLC Annual Report on pages 12 to 17 and is incorporated by reference into this statement. The Directors also took into account the views and interests of a wider set of stakeholders, including our pensioners, regulators, the Government, and non-governmental organisations.

Considering this broad range of interests is an important part of the way the Board makes decisions, although in balancing those different perspectives it won’t always be possible to deliver everyone’s desired outcome.

How does the Board engage with stakeholders

The Board will sometimes engage directly with certain stakeholders on certain issues, but the size and distribution of our stakeholders and of Barclays means that stakeholder engagement often takes place at an operational level.

The Board considers and discusses information from across the organisation to help it understand the impact of Barclays’ operations, and the interests and views of our key stakeholders. It also reviews strategy, financial and operational performance, as well as information covering areas such as key risks, and legal and regulatory compliance. This information is provided to the Board through reports sent in advance of each Board meeting, and through in-person presentations.

As a result of these activities, the Board has an overview of engagement with stakeholders, and other relevant factors, which enables the Directors to comply with their legal duty under section 172 of the Companies Act 2006.

For more details on how our Board operates, and the way in which it reaches decisions, including the matters it discussed and debated during the year, please see page 16.

Engagement in action

Mitigating Customer impact

In reviewing Barclays’ plans for the Barclays Group in the context of the planned UK withdrawal from the European Union, the Board received regular updates on the business transfers into Barclays Bank Ireland PLC and considered how to minimise the resultant impacts on a range of stakeholders including customers and clients, colleagues and suppliers. The Board’s decision to use a banking business transfer scheme (under Part VII of the Financial Services and Markets Act 2000) gave the Directors the flexibility to oversee key decision points in line with developments in the political environment, in particular “go/no-go” decisions for business transfers in March and October 2019, in order to minimise unnecessary disruption to customers and clients.

Improving the quality of our decision-making

The Board’s agenda in 2019 was aligned to the board agenda of Barclays PLC in respect of matters which were relevant to the Barclays Bank Group. Following his appointment, Nigel Higgins, Chairman of Barclays PLC and the Company, undertook a comprehensive “listening tour” before he became Chairman in May. Nigel Higgins held around 50 meetings with Barclays PLC shareholders and other stakeholders as part of this “listening tour” and has also subsequently spent considerable time this year meeting with stakeholders across the globe, including our investors, customers and colleagues. The Board, together with the Barclays PLC board and Group Executive Committee used all this feedback to agree a prioritised series of deep dives which now form a significant part of each Board meeting. These deep dives have helped to facilitate an in-depth understanding of issues relevant to the Barclays Bank Group with a view to helping management and the Board make well-informed decisions both now and in the future. The deep dives conducted in 2019 covered a wide range of topics including focus on particular business areas within the Barclays Bank Group, capital allocation, our culture, our societal purpose and environmental matters.

Nigel Higgins

Chairman – Barclays Bank Group

12 February 2020

Directors’ responsibility statement

The Directors have responsibility for ensuring that the Company and the Barclays Bank Group keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Barclays Bank Group and which enable them to ensure that the accounts comply with the Act.

The Directors are also responsible for preparing a Strategic Report, Directors’ Report and Corporate Governance Statement in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The Directors, whose names are set out on page 16, confirm to the best of their knowledge that:

(a)
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

(b)
the management report, on pages 1 to 9, which is incorporated in the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Stephen Shapiro

Company Secretary

12 February 2020

Barclays Bank PLC

Registered in England. Company No. 1026167

Risk review
Material existing and emerging risks

Material existing and emerging risks to the Barclays Bank Group’s future performance

The Barclays Bank Group has identified a broad range of risks to which its businesses are exposed. Material risks are those to which senior management pay particular attention and which could cause the delivery of the Barclays Bank Group’s strategy, results of operations, financial condition and/or prospects to differ materially from expectations. Emerging risks are those which have unknown components, the impact of which could crystallise over a longer time period. In addition, certain other factors beyond the Barclays Bank Group’s control, including escalation of terrorism or global conflicts, natural disasters, epidemic outbreaks and similar events, although not detailed below, could have a similar impact on the Barclays Bank Group.

Material existing and emerging risks potentially impacting more than one principal risk

i)	Business conditions, general economy and geopolitical issues

The Barclays Bank Group’s operations are subject to potentially unfavourable global and local economic and market conditions, as well as geopolitical developments, which may have a material effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

A deterioration in global or local economic and market conditions may lead to (among other things): (i) deteriorating business, consumer or investor confidence and lower levels of fixed asset investment and productivity growth, which in turn may lead to lower client activity, including lower demand for borrowing from creditworthy customers; (ii) higher default rates, delinquencies, write-offs and impairment charges as borrowers struggle with the burden of additional debt; (iii) subdued asset prices and payment patterns, including the value of any collateral held by the Barclays Bank Group; (iv) mark-to-market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; and (v) revisions to calculated expected credit losses (ECLs) leading to increases in impairment allowances. In addition, the Barclays Bank Group’s ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption.

Geopolitical events may lead to further financial instability and affect economic growth. In particular:

●
In the UK, the decision to leave the European Union (EU) may give rise to further economic and political consequences including for investment and market confidence in the UK and the remainder of EU. See “(ii) Process of UK withdrawal from the EU” below for further details.

●
A significant proportion of the Barclays Bank Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The possibility of significant continued changes in US policy in certain sectors (including trade, healthcare and commodities), may have an impact on the Barclays Bank Group’s associated portfolios. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions (such as the current dispute between the US and China), an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, resulting in a negative impact on the Barclays Bank Group’s profitability.

●
Global GDP growth weakened in 2019, as elevated policy uncertainty weighed on manufacturing activity and investment. As a result, a number of central banks, most notably the Federal Reserve and European Central Bank (ECB), pursued monetary easing. Growth is expected to stabilise in 2020, but macroeconomic risks remain skewed to the downside, while concerns around the efficacy of existing policy tools to counter these risks persist. An escalation in geopolitical tensions, increased use of protectionist measures or a disorderly withdrawal from the EU may negatively impact the Barclays Bank Group’s business in the affected regions.

●
In China the pace of credit growth remains a concern, given the high level of leverage and despite government and regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage growth during the transition from manufacturing towards services and the end of the investment and credit-led boom. Deterioration in emerging markets could affect the Barclays Bank Group if it results in higher impairment charges via sovereign or counterparty defaults.

ii)	Process of UK withdrawal from the EU

The manner in which the UK withdraws from the EU will likely have a marked impact on general economic conditions in the UK and the EU. The UK’s future relationship with the EU and its trading relationships with the rest of the world could take a number of years to resolve. This may lead to a prolonged period of uncertainty, unstable economic conditions and market volatility, including fluctuations in interest rates and foreign exchange rates.

Whilst the exact impact of the UK’s withdrawal from the EU is unknown, the Barclays Bank Group continues to monitor the risks that may have a more immediate impact for its business, including, but not limited to:

●	Market volatility, including in currencies and interest rates, might increase which could have an impact on the value of the Barclays Bank Group’s trading book positions.
●
Credit spreads could widen leading to reduced investor appetite for the Barclays Bank Group’s debt securities. This could negatively impact the Barclays Bank Group’s cost of and/or access to funding. In addition, market and interest rate volatility could affect the underlying value of assets in the banking book and securities held by the Barclays Bank Group for liquidity purposes.

●
A credit rating agency downgrade applied directly to the Barclays Bank Group, or indirectly as a result of a credit rating agency downgrade to the UK Government, could significantly increase the Barclays Bank Group’s cost of and/or reduce its access to funding, widen credit spreads and materially adversely affect the Barclays Bank Group’s interest margins and liquidity position.

●
A UK recession with lower growth, higher unemployment and falling UK property prices could lead to increased impairments in relation to a number of the Barclays Bank Group’s portfolios, including, but not limited to, its corporate portfolios and commercial real estate exposures.

●
The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK’s and the EU’s future approach to the EU freedom of movement and immigration from the EU countries and this may impact the Barclays Bank Group’s access to the EU talent pool.

●
A disorderly exit from the EU may put a strain on the capabilities of the Barclays Bank Group’s systems, increasing the risk of failure of those systems and potentially resulting in losses and reputational damage for the Barclays Bank Group.

●
Changes to current EU ‘Passporting’ rights may require further adjustment to the current model for the Barclays Bank Group’s cross-border banking operation which could increase operational complexity and/or costs for the Barclays Bank Group.

●
The legal framework within which the Barclays Bank Group operates could change and become more uncertain if the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector) following its withdrawal from the EU. Certainty around the ability to maintain existing contracts, enforceability of certain legal obligations and uncertainty around the jurisdiction of the UK courts may be affected until the impacts of the loss of the current legal and regulatory arrangements between the UK and EU and the enforceability of UK judgements across the EU are fully known.

●
Should the UK see reduced access to financial markets infrastructures (including exchanges, central counterparties and payments services, or other support services provided by third party suppliers) service provision for clients could be impacted, likely resulting in reduced market share and revenue and increased operating costs for the Barclays Bank Group.

iii)	The impact of interest rate changes on the Barclays Bank Group’s profitability

Any changes to interest rates are significant for the Barclays Bank Group, especially given the uncertainty as to the direction of interest rates and the pace at which interest rates may change particularly in the Barclays Bank Group’s main markets of the UK and the US.

A continued period of low interest rates and flat yield curves, including any further cuts, may affect and continue to put pressure on the Barclays Bank Group’s net interest margins (the difference between its lending income and borrowing costs) and could adversely affect the profitability and prospects of the Barclays Bank Group.

However, whilst interest rate rises could positively impact the Barclays Bank Group’s profitability as retail and corporate business income increases due to margin de-compression, further increases in interest rates, if larger or more frequent than expected, could lead to generally weaker than expected growth, reduced business confidence and higher unemployment, which in turn could cause stress in the lending portfolio and underwriting activity of the Barclays Bank Group. Resultant higher credit losses driving an increased impairment charge would most notably impact retail unsecured portfolios and wholesale non-investment grade lending and could have a material effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Barclays Bank Group’s liquid asset portfolio. Consequently, this could create more volatility than expected through the Barclays Bank Group’s FVOCI reserves.

iv)	The competitive environments of the banking and financial services industry

The Barclays Bank Group’s businesses are conducted in competitive environments (in particular, in the UK and US), with increased competition scrutiny, and the Barclays Bank Group’s financial performance depends upon the Barclays Bank Group’s ability to respond effectively to competitive pressures whether due to competitor behaviour, new entrants to the market, consumer demand, technological changes or otherwise.

This competitive environment, and the Barclays Bank Group’s response to it, may have a material adverse effect on the Barclays Bank Group’s ability to maintain existing or capture additional market share, business, results of operations, financial condition and prospects.

v)	Regulatory change agenda and impact on business model

The Barclays Bank Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management. Furthermore, a more intensive regulatory approach and enhanced requirements together with the potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect the Barclays Bank Group’s business, capital and risk management strategies and/or may result in the Barclays Bank Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

There are several significant pieces of legislation and areas of focus which will require significant management attention, cost and resource, including:

●
Changes in prudential requirements may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as:

	●	increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets;
	●	restricting distributions on capital instruments;
	●	modifying the terms of outstanding capital instruments;
	●	modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding);
	●	changing the Barclays Bank Group’s business mix or exiting other businesses;
	●	and/or undertaking other actions to strengthen the Barclays Bank Group’s position.
●
The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. These regulations may increase costs for market participants, as well as reduce liquidity in the derivatives markets. More broadly, changes to the regulatory framework (in particular, the review of the second Markets in Financial Instruments Directive and the implementation of the Benchmarks Regulation) could entail significant costs for market participants and may have a significant impact on certain markets in which the Barclays Bank Group operates.

●
The Barclays Group and certain of its members including Barclays Bank PLC are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the Bank of England (BoE), the European Banking Authority (EBA), the Federal Deposit Insurance Corporation (FDIC) and the Federal Reserve Board (FRB). Failure to meet the requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Barclays Group, could result in the Barclays Group or certain of its members including Barclays Bank PLC being required to enhance their capital position, limit capital distributions or position additional capital in specific subsidiaries.

For further details on the regulatory supervision of, and regulations applicable to, the Barclays Bank Group, see Supervision and regulation on pages 111 to 117.

vi)	The impact of climate change on the Barclays Bank Group’s business

The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in the UK and internationally. Embedding climate risk into the Barclays Bank Group’s risk framework in line with regulatory expectations, and adapting the Barclays Bank Group’s operations and business strategy to address both the financial risks resulting from: (i) the physical risk of climate change; and (ii) the risk from the transition to a low carbon economy, could have a significant impact on the Barclays Bank Group’s business.

Physical risks from climate change arise from a number of factors and relate to specific weather events and longer-term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Damage to the properties and operations of borrowers could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Barclays Bank Group’s portfolios. In addition, the Barclays Bank Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Barclays Bank Group.

As the economy transitions to a low-carbon economy, financial institutions such as the Barclays Bank Group may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities the Barclays Bank Group undertakes, as well as the risks associated with its lending portfolios, and the value of the Barclays Bank Group’s financial assets. As sentiment towards climate change shifts and societal preferences change, the Barclays Bank Group may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in turn impact customer demand for the Barclays Bank Group's products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges.

In addition, the impacts of physical and transition climate risks can lead to second order connected risks, which have the potential to affect the Barclays Bank Group’s retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and transition risks. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of the Barclays Bank Group’s clients, higher ECLs, and increased charge-offs and defaults among retail customers.

If the Barclays Bank Group does not adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Barclays Bank Group’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

For further details on the Barclays Bank Group’s approach to climate change, see page 43 of climate change risk management.

vii)	Impact of benchmark interest rate reforms on the Barclays Bank Group

For several years, global regulators and central banks have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (“LIBOR”), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative “risk-free” reference rates and the proposed discontinuation of certain reference rates (including LIBOR), with further changes anticipated.

Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative “risk-free” reference rates and other reforms may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR to determine the amount of interest payable that are included in the Barclays Bank Group’s financial assets and liabilities) that use these reference rates and indices and introduce a number of risks for the Barclays Bank Group, including, but not limited to:

●
Conduct risk: in undertaking actions to transition away from using certain reference rates (including LIBOR), the Barclays Bank Group faces conduct risks, which may lead to customer complaints, regulatory sanctions or reputational impact if the Barclays Bank Group is (i) considered to be undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking an appropriate or consistent response to remediation activity or customer complaints, (v) providing regulators with inaccurate regulatory reporting or (vi) colluding or inappropriately sharing information with competitors;

●
Financial risks: the valuation of certain Barclays Bank Group’s financial assets and liabilities may change. Moreover, transitioning to alternative “risk-free” reference rates may impact the ability of members of the Barclays Bank Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because currently alternative “risk-free” reference rates (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Barclays Bank Group’s cashflows;

●
Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative “risk-free” reference rates may impact the pricing mechanisms used by the Barclays Bank Group on certain transactions;

●
Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative “risk-free” reference rates may require changes to the Barclays Bank Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Barclays Bank Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index; and

●	Accounting risk: an inability to apply hedge accounting in accordance with IFRS could lead to increased volatility in the Barclays Bank Group’s financial results and performance.

Any of these factors may have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

For further details on the impacts of benchmark interest rate reforms on the Barclays Bank Group, see Note 13 of the Barclays Bank PLC Annual Report.

Material existing and emerging risks impacting individual principal risks

i)	Credit risk

Credit risk is the risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.

a)	Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, resulted in impairment loss allowances that are recognised earlier, on a more forward-looking basis and on a broader scope of financial instruments, and may continue to have, a material impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

Measurement involves complex judgement and impairment charges could be volatile, particularly under stressed conditions. Unsecured products with longer expected lives, such as credit cards, are the most impacted. Taking into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact the Barclays Bank Group’s regulatory capital ratios.

In addition, the move from incurred losses to ECLs has the potential to impact the Barclays Bank Group’s performance under stressed economic conditions or regulatory stress tests. For more information, refer to Note 1.

b)	Specific sectors and concentrations

The Barclays Bank Group is subject to risks arising from changes in credit quality and recovery rates of loans and advances due from borrowers and counterparties in any specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to the Barclays Bank Group’s portfolio which could have a material impact on performance:

●
UK retail, hospitality & leisure. Softening demand, rising costs and a structural shift to online shopping is fuelling pressure on the UK High Street and other sectors heavily reliant on consumer discretionary spending. As these sectors continue to reposition themselves, the trend represents a potential risk in the Barclays Bank Group’s UK corporate portfolio from the perspective of the its interactions with both retailers and their landlords.

●
Consumer affordability has remained a key area of focus, particularly in unsecured lending. Macroeconomic factors, such as rising unemployment, that impact a customer’s ability to service unsecured debt payments could lead to increased arrears in unsecured products. Barclays Bank Group is exposed to the adverse credit performance of unsecured products, particularly in the US through its US Cards business.

●
UK real estate market. UK property represents a significant portion of the Barclays Bank Group’s overall corporate credit exposure. In 2019, property price growth across the UK has slowed, particularly in London and the South East where the Barclays Bank Group’s exposure has high concentration. The Barclays Bank Group is at risk of increased impairment from a material fall in property prices.

●
Leverage finance underwriting. The Barclays Bank Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Barclays Bank Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Barclays Bank Group, or an increased capital requirement should there be a need to hold the exposure for an extended period.

●
Italian mortgage portfolio. The Barclays Bank Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. Growth in the Italian economy remained weak in 2019 and should the economy deteriorate further, there could be a material adverse effect on the Barclays Bank Group’s results including, but not limited to, increased credit losses and higher impairment charges.

The Barclays Bank Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Barclays Bank Group’s results due to, for example, increased credit losses and higher impairment charges.

For further details on the Barclays Bank Group’s approach to credit risk, see credit risk management on pages 44 to 45 and credit risk performance on pages 81 to 86.

ii)	Market risk

Market risk is the risk of loss arising from potential adverse change in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

A broadening in trade tensions between the US and its major trading partners, slowing global growth and political concerns in the US and Europe (including Brexit) are some of the factors that could heighten market risks for the Barclays Bank Group’s portfolios. In addition, the Barclays Bank Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact the Barclays Bank Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

It is difficult to predict changes in market conditions, and such changes could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

For further details on the Barclays Bank Group’s approach to market risk, see market risk management on page 45 and market risk performance on pages 88 to 90.

iii)	Treasury and capital risk

There are three primary types of treasury and capital risk faced by the Barclays Bank Group:

a)	Liquidity risk

Liquidity risk is the risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Barclays Bank Group to fail to meet regulatory liquidity standards or be unable to support day-to-day banking activities. Key liquidity risks that the Barclays Bank Group faces include:

●
The stability of the Barclays Bank Group’s current funding profile: In particular, that part which is based on accounts and deposits payable on demand or at short notice, could be affected by the Barclays Bank Group failing to preserve the current level of customer and investor confidence. The Barclays Bank Group also regularly accesses the money and capital markets to provide short-term and long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in conduct and legal, competition and regulatory matters and loss of confidence by investors, counterparties and/or customers in the Barclays Bank Group, can affect the ability of the Barclays Bank Group to access the capital markets and/or the cost and other terms upon which the Barclays Bank Group is able to obtain market funding.

●
Credit rating changes and the impact on funding costs: Rating agencies regularly review credit ratings given to Barclays Bank PLC and certain members of the Barclays Bank Group. Credit ratings are based on a number of factors, including some which are not within the Barclays Bank Group’s control (such as political and regulatory developments, changes in rating methodologies, macro-economic conditions and the sovereign credit ratings of the countries in which the Barclays Bank Group operates).
Whilst the impact of a credit rating change will depend on a number of factors (including the type of issuance and prevailing market conditions), any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Barclays Bank Group’s access to the money or capital markets and/or terms on which the Barclays Bank Group is able to obtain market funding, increase costs of funding and credit spreads, reduce the size of the Barclays Bank Group’s deposit base, trigger additional collateral or other requirements in derivative contracts and other secured funding arrangements or limit the range of counterparties who are willing to enter into transactions with the Barclays Bank Group. Any of these factors could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

b)	Capital risk

Capital risk is the risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory stress testing purposes). This includes the risk from the Barclays Bank Group’s pension plans. Key capital risks that the Barclays Bank Group faces include:

●
Failure to meet prudential capital requirements: This could lead to the Barclays Bank Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite or credit ratings, restrictions on distributions including the ability to meet dividend targets, and/or the need to take additional measures to strengthen the Barclays Bank Group's capital or leverage position.

●
Adverse changes in FX rates impacting capital ratios: The Barclays Bank Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Barclays Bank Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Barclays Bank Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on the Barclays Bank Group’s regulatory capital and leverage ratios.

●
Adverse movements in the pension fund: Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a funding and/or accounting basis. This could lead to the Barclays Bank Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19, the liabilities discount rate is derived from the yields of high quality corporate bonds. Therefore, the valuation of the Barclays Bank Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low interest rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.

c)	Interest rate risk in the banking book

Interest rate risk in the banking book is the risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. The Barclays Bank Group’s hedge programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the success of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration. A decline in interest rates in G3 currencies may also compress net interest margin on retail portfolios. In addition, the Barclays Bank Group’s liquidity pool is exposed to potential capital and/or income volatility due to movements in market rates and prices.

For further details on the Barclays Bank Group’s approach to treasury and capital risk, see treasury and capital risk management on page 45 and treasury and capital risk performance on pages 92 to 106.

iv)	Operational risk

Operational risk is the risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events where the root cause is not due to credit or market risks. Examples include:

a)
Operational resilience
The loss of or disruption to business processing is a material inherent risk within the Barclays Bank Group and across the financial services industry, whether arising through impacts on the Barclays Bank Group’s technology systems or availability of personnel or services supplied by third parties. Failure to build resilience and recovery capabilities into business processes or into the services of technology, real estate or suppliers on which the Barclays Bank Group’s business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by the Barclays Bank Group’s customers, and reputational damage.

b)
Cyber threats
The frequency of cyber-attacks continues to grow and is a global threat that is inherent across all industries. The financial sector remains a primary target for cyber criminals, hostile nation states, opportunists and hacktivists and there is an increasing level of sophistication in criminal hacking for the purpose of stealing money, stealing, destroying or manipulating data (including customer data) and/or disrupting operations, where multiple threats exist including threats arising from malicious emails, distributed denial of service (DDoS) attacks, payment system compromises, insider attackers, supply chain and vulnerability exploitation. Cyber events have a compounding impact on services and customers, e.g. data breaches in social networking sites, retail companies and payments networks.

Any failure in the Barclays Bank Group’s cyber-security policies, procedures or controls and/or its IT systems, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including, but not limited to, costs relating to notification of, or compensation for customers) or may affect the Barclays Bank Group’s ability to retain and attract customers. Regulators in the UK, US and Europe continue to recognise cyber-security as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyber-attacks, and to provide timely notification of them, as appropriate. Given the Barclays Bank Group’s reliance on technology, a cyber-attack could have a material adverse effect on its business, results of operations, financial condition and prospects.

For further details on the Barclays Bank Group’s approach to cyber threats, see operational risk performance on pages 107 to 109.

c)
New and emergent technology
Technological advancements present opportunities to develop new and innovative ways of doing business across the Barclays Bank Group, with new solutions being developed both in-house and in association with third-party companies. Introducing new forms of technology, however, also has the potential to increase inherent risk. Failure to evaluate, actively manage and closely monitor risk exposure during all phases of business development could introduce new vulnerabilities and security flaws and have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

d)
External fraud
The level and nature of fraud threats continues to evolve, particularly with the increasing use of digital products and the greater functionality available online. Criminals continue to adapt their techniques and are increasingly focused on targeting customers and clients through ever more sophisticated methods of social engineering. External data breaches also provide criminals with the opportunity to exploit the growing levels of compromised data. These fraud threats could lead to customer detriment, loss of business, missed business opportunity and reputational damage, all of which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

e)
Data management and information protection
The Barclays Bank Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. The General Data Protection Regulation (GDPR) has strengthened the data protection rights of customers and increased the accountability of the Barclays Bank Group in its management of such data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes the Barclays Bank Group to the risk of loss or unavailability of data (including customer data discussed under “vi) Conduct risk, c) Data protection and privacy” below) or data integrity issues. Any of these failures could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

f)
Algorithmic trading
In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in erroneous or duplicated transactions, a system outage, or impact the Barclays Bank Group’s pricing abilities, which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects and reputation.

g)
Processing error
As a large, complex financial institution, the Barclays Bank Group faces the risk of material errors in existing operational processes, or from new processes as a result of on-going change activity, including payments and client transactions. Material operational or payment errors could disadvantage the Barclays Bank Group’s customers, clients or counterparties and could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

h)
Supplier exposure
The Barclays Bank Group depends on suppliers, including Barclays Execution Services Limited, for the provision of many of its services and the development of technology. Whilst the Barclays Bank Group depends on suppliers, it remains fully accountable for any risk arising from the actions of suppliers. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on the Barclays Bank Group’s ability to continue to provide material services to its customers. Failure to adequately manage supplier risk could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

i)
Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in material losses to the Barclays Bank Group, beyond what was anticipated or provided for. Further development of standards and interpretations under IFRS could also materially impact the financial results, condition and prospects of the Barclays Bank Group. For further details on the accounting estimates and policies, see the Notes to the audited financial statements on pages 139 to 236 of the Barclays Bank PLC Annual Report.

j)
Tax risk
The Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Barclays Bank Group. In addition, increasing reporting and disclosure requirements around the world and the digitisation of the administration of tax has potential to increase the Barclays Bank Group’s tax compliance obligations further.

k)
Ability to hire and retain appropriately qualified employees
As a regulated financial institution, the Barclays Bank Group requires diversified and specialist skilled colleagues. The Barclays Bank Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as the UK’s decision to leave the EU and the enhanced individual accountability applicable to the banking industry. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

For further details on the Barclays Bank Group’s approach to operational risk, see operational risk management on page 47 and operational risk performance on pages 107 to 109.

v)	Model risk

Model risk is the risk of potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports. The Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across the Barclays Bank Group has a material impact on the accuracy and completeness of its risk and financial metrics. Models may also be misused. Model errors or misuse may result in (among other things) the Barclays Bank Group making inappropriate business decisions and/or inaccuracies or errors being identified in the Barclays Bank Group’s risk management and regulatory reporting processes. This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

For further details on the Barclays Bank Group’s approach to model risk, see model risk management on page 48 and model risk performance on pages 110.

vi)	Conduct risk

Conduct risk is the risk of detriment to customers, clients, market integrity, effective competition or the Barclays Bank Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a)
Employee misconduct
The Barclays Bank Group’s businesses are exposed to risk from potential non-compliance with its policies and instances of wilful and negligent misconduct by employees, all of which could result in enforcement action or reputational harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Employee misconduct could have a material adverse effect on the Barclays Bank Group’s customers, clients, market integrity as well as reputation, financial condition and prospects.

b)
Product governance and life cycle
The ongoing review, management and governance of new and amended products has come under increasing regulatory focus (for example, the recast of the Markets in Financial Instruments Directive and guidance in relation to the adoption of the EU Benchmarks Regulation) and the Barclays Bank Group expects this to continue. The following could lead to poor customer outcomes: (i) ineffective product governance, including design, approval and review of products, and (ii) inappropriate controls over internal and third party sales channels and post sales services, such as complaints handling, collections and recoveries. The Barclays Bank Group is at risk of financial loss and reputational damage as a result.

c)
Financial crime
The Barclays Bank Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate, financial crime (money laundering, terrorist financing and proliferation financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US regulations covering financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by the Barclays Bank Group’s regulators, including severe penalties, which may have material adverse effect on the Barclays Bank Group’s business, financial condition and prospects.

d)
Data protection and privacy
Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and complying with privacy laws and regulations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, enforcement action and financial loss, which may be substantial (see “iv) Operational risk, (e) Data management and information protection” above).

e)
Regulatory focus on culture and accountability
Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules have driven additional accountabilities for individuals across the Barclays Bank Group with an increased focus on governance and rigour. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Barclays Bank Group.

For further details on the Barclays Bank Group’s approach to conduct risk, see conduct risk management on page 48 and conduct risk performance on page 110.

vii)	Reputation risk

Reputation risk is the risk that an action, transaction, investment, event, decision or business relationship will reduce trust in the Barclays Bank Group’s integrity and competence.

Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputation risk. Stakeholder expectations constantly evolve, and so reputation risk is dynamic and varies between geographical regions, groups and individuals. A risk arising in one business area can have an adverse effect upon the Barclays Bank Group’s overall reputation and any one transaction, investment or event (in the perception of key stakeholders) can reduce trust in the Barclays Bank Group’s integrity and competence. The Barclays Bank Group’s association with sensitive topics and sectors has been, and in some instances continues to be, an area of concern for stakeholders, including (i) the financing of, and investments in, businesses which operate in sectors that are sensitive because of their relative carbon intensity or local environmental impact; (ii) potential association with human rights violations (including combating modern slavery) in the Barclays Bank Group’s operations or supply chain and by clients and customers; and (iii) the financing of businesses which manufacture and export military and riot control goods and services.

Reputation risk could also arise from negative public opinion about the actual, or perceived, manner in which the Barclays Bank Group conducts its business activities, or the Barclays Bank Group’s financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Modern technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Negative public opinion may adversely affect the Barclays Bank Group’s ability to retain and attract customers, in particular, corporate and retail depositors, and to retain and motivate staff, and could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or the Barclays Bank Group (see “iv) Operational risk” above).

For further details on the Barclays Bank Group’s approach to reputation risk, see reputation risk management on page 48 and reputation risk performance on pages 110.

viii)	Legal risk and legal, competition and regulatory matters

The Barclays Bank Group conducts activities in a highly regulated market which exposes it and its employees to legal risk arising from (i) the multitude of laws and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions, and are often unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Barclays Bank Group’s businesses and business practices. In each case, this exposes the Barclays Bank Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Barclays Bank Group to meet their respective legal obligations, including legal or contractual requirements. Legal risk may arise in relation to a number of the risk factors identified above, including (without limitation) as a result of (i) the UK’s withdrawal from the EU, (ii) benchmark reform, (iii) the regulatory change agenda, and (iv) rapidly evolving rules and regulations in relation to data protection, privacy and cyber-security.

A breach of applicable legislation and/or regulations by the Barclays Bank Group or its employees could result in criminal prosecution, regulatory censure, potentially significant fines and other sanctions in the jurisdictions in which the Barclays Bank Group operates. Where clients, customers or other third parties are harmed by the Barclays Bank Group’s conduct, this may also give rise to civil legal proceedings, including class actions. Other legal disputes may also arise between the Barclays Bank Group and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Barclays Bank Group being liable to third parties or may result in the Barclays Bank Group’s rights not being enforced as intended.

Details of legal, competition and regulatory matters to which the Barclays Bank Group is currently exposed are set out in Note 25 of the Barclays Bank PLC Annual Report. In addition to matters specifically described in Note 25 of the Barclays Bank PLC Annual Report, the Barclays Bank Group is engaged in various other legal proceedings which arise in the ordinary course of business. The Barclays Bank Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Barclays Bank Group is, or has been, engaged.

The outcome of legal, competition and regulatory matters, both those to which the Barclays Bank Group is currently exposed and any others which may arise in the future, is difficult to predict. In connection with such matters, the Barclays Bank Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Barclays Bank Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Barclays Bank Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements or changes to laws or regulations; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Barclays Bank Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

Consolidated financial statements

Consolidated income statement

		2019	2018a	2017a,b
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest income	3	8,085	7,459	6,917
Interest expense	3	(4,178)	(4,329)	(3,041)
Net interest income		3,907	3,130	3,876
Fee and commission income	4	7,664	7,392	7,424
Fee and commission expense	4	(1,992)	(1,785)	(1,726)
Net fee and commission income		5,672	5,607	5,698
Net trading income	5	4,073	4,364	3,396
Net investment income	6	420	394	699
Other income		79	105	61
Total income		14,151	13,600	13,730
Credit impairment charges	7	(1,202)	(643)	(1,553)
Net operating income		12,949	12,957	12,177
Staff costs	30	(4,565)	(4,874)	(4,393)
Infrastructure costs	8	(835)	(935)	(1,696)
Administration and general expenses	8	(4,318)	(4,224)	(4,141)
Provision for litigation and conduct	8	(264)	(1,706)	(448)
Operating expenses	8	(9,982)	(11,739)	(10,678)
Share of post-tax results of associates and joint ventures		57	68	75
Profit on disposal of subsidiaries, associates and joint ventures		88	-	184
Profit before tax		3,112	1,286	1,758
Taxation	9	(332)	(229)	(1,352)
Profit after tax in respect of continuing operations		2,780	1,057	406
(Loss)/profit after tax in respect of discontinued operations	39	-	(47)	(1,386)
Profit/(loss) after tax		2,780	1,010	(980)

Attributable to:
Equity holders of the parent		2,120	363	(1,763)
Other equity instrument holders		660	647	639
Total equity holders of the parent		2,780	1,010	(1,124)
Non-controlling interests in respect of continuing operations	29	-	-	4
Non-controlling interests in respect of discontinued operations	29	-	-	140
Profit/(loss) after tax		2,780	1,010	(980)

Note

a
From 2019, due to an IAS 12 update, the tax relief on payments in relation to equity instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for 2018 by £175m and 2017 by £174m. This change does not impact earnings per share or return on average tangible shareholders’ equity. Further detail can be found in Note 1.

b
Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2017 have been restated to disclose the UK banking business as a discontinued operation. Further detail on the discontinued operations can be found in Note 39 of the Barclays Bank PLC Annual Report.

Consolidated statement of comprehensive income

	2019	2018	2017a
For the year ended 31 December	£m	£m	£m
Profit/(loss) after tax	2,780	1,010	(980)
Profit after tax in respect of continuing operations	2,780	1,057	406
Loss after tax in respect of discontinuing operations	-	(47)	(1,386)
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:
Currency translation reserve
Currency translation differencesb	(544)	844	(1,310)
Fair value through other comprehensive income reserve movement relating to debt securitiesc
Net gains/(losses) from changes in fair value	2,465	(475)	-
Net (gains)/losses transferred to net profit on disposal	(454)	74	-
Net losses transferred to net profit due to impairment	1	4	-
Net (losses)/gains due to fair value hedging	(1,782)	165	-
Other movements	(8)	(25)	-
Tax	(63)	53	-
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	823	(197)	(428)
Net gains transferred to net profit	(141)	(213)	(602)
Tax	(171)	103	256
Available for sale reservec	-	-	429
Other	16	27	(7)
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations	142	360	(1,662)

Other comprehensive (loss)/income not recycled to profit or loss from continuing operations:
Retirement benefit remeasurements	(280)	412	115
Fair value through other comprehensive income reserve movements relating to equity instrumentsc	-	(141)	-
Own credit	(316)	77	(7)
Tax	150	(118)	(66)
Other comprehensive (loss)/income not recycled to profit or loss from continuing operations	(446)	230	42

Other comprehensive (loss)/income for the year from continuing operations	(304)	590	(1,620)

Other comprehensive (loss)/gains for the year from discontinued operation	-	(3)	1,301

Total comprehensive income/(loss) for the year
Total comprehensive income/(loss) for the year, net of tax from continuing operations	2,476	1,647	(1,214)
Total comprehensive loss for the year, net of tax from discontinued operation	-	(50)	(85)
Total comprehensive income/(loss) for the year	2,476	1,597	(1,299)

Attributable to:
Equity holders of the parent	2,476	1,597	(1,411)
Non-controlling interests	-	-	112
Total comprehensive income/(loss) for the year	2,476	1,597	(1,299)

Note

a
Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2017 have been restated to disclose the UK banking business as a discontinued operation. Further detail on the discontinued operations can be found in Note 39 of the Barclays Bank PLC Annual Report.

b	Includes £15m profit (2018: £41m loss; 2017:£189m loss) on recycling of currency translation differences.
c	Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.

Consolidated balance sheet

		2019	2018
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		125,940	136,359
Cash collateral and settlement balances		79,486	74,352
Loans and advances at amortised cost	18	141,636	136,959
Reverse repurchase agreements and other similar secured lending		1,731	1,613
Trading portfolio assets	11	113,337	104,038
Financial assets at fair value through the income statement	12	129,470	145,250
Derivative financial instruments	13	229,641	222,683
Financial assets at fair value through other comprehensive income	14	45,406	44,994
Investments in associates and joint ventures	35	295	762
Goodwill and intangible assets	21	1,212	1,327
Property, plant and equipment	19	1,631	947
Current tax assets	9	898	1,713
Deferred tax assets	9	2,460	2,970
Retirement benefit assets	32	2,108	1,768
Other assets		1,421	1,965
Total assets		876,672	877,700
Liabilities
Deposits at amortised cost	18	213,881	199,337
Cash collateral and settlement balances		67,682	67,736
Repurchase agreements and other similar secured borrowing		2,032	7,378
Debt securities in issue		33,536	39,063
Subordinated liabilities	26	33,425	35,327
Trading portfolio liabilities	11	35,212	36,614
Financial liabilities designated at fair value	15	204,446	217,741
Derivative financial instruments	13	228,940	219,592
Current tax liabilities	9	320	621
Deferred tax liabilities	9	80	-
Retirement benefit liabilities	32	313	283
Other liabilities	22	5,239	5,170
Provisions	23	951	1,127
Total liabilities		826,057	829,989
Equity
Called up share capital and share premium	27	2,348	2,348
Other equity instruments	27	8,323	7,595
Other reserves	28	3,235	3,361
Retained earnings		36,709	34,405
Total equity excluding non-controlling interests		50,615	47,709
Non-controlling interests	29	-	2
Total equity		50,615	47,711
Total liabilities and equity		876,672	877,700

The Board of Directors approved the financial statements on pages 127 to 240 on 12 February 2020.

James E Staley

Barclays Bank Group – Chief Executive Officer

Steven Ewart

Barclays Bank Group – Chief Financial Officer

Consolidated statement of changes in equity

	Called up share capital and share premiuma	Other equity instrumentsa	Other reservesb	Retained earnings	Total equity excluding non-controlling interests	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	2,348	7,595	3,361	34,405	47,709	2	47,711
Profit after tax	-	660	-	2,120	2,780	-	2,780
Currency translation movements	-	-	(544)	-	(544)	-	(544)
Fair value through other comprehensive income reserve	-	-	159	-	159	-	159
Cash flow hedges	-	-	511	-	511	-	511
Retirement benefit remeasurement	-	-	-	(194)	(194)	-	(194)
Own credit reserve	-	-	(252)	-	(252)	-	(252)
Other	-	-	-	16	16	-	16
Total comprehensive income for the year	-	660	(126)	1,942	2,476	-	2,476
Issue and exchange of other equity instruments	-	728	-	(406)	322	-	322
Other equity instruments coupons paid	-	(660)	-	-	(660)	-	(660)
Equity settled share schemes	-	-	-	392	392	-	392
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(349)	(349)	-	(349)
Dividends on ordinary shares	-	-	-	(233)	(233)	-	(233)
Dividends on preference shares and other shareholders equity	-	-	-	(41)	(41)	-	(41)
Capital contribution from Barclays Plc	-	-	-	995	995	-	995
Other reserve movements	-	-	-	4	4	(2)	2
Balance as at 31 December 2019	2,348	8,323	3,235	36,709	50,615	-	50,615

Notes

a	For further details refer to Note 27 of the Barclays Bank PLC Annual Report.
b	For further details refer to Note 28 of the Barclays Bank PLC Annual Report.

	Called up share capital and share premiuma	Other equity instrumentsa	Other reservesb	Retained earningsc	Total equity excluding non-controlling interests	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	14,453	8,982	3,808	38,490	65,733	1	65,734
Effects of changes in accounting policiesd	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	14,453	8,982	3,672	36,476	63,583	1	63,584
Profit after tax	-	647	-	410	1,057	-	1,057
Currency translation movements	-	-	844	-	844	-	844
Fair value through other comprehensive income reserve	-	-	(345)	-	(345)	-	(345)
Cash flow hedges	-	-	(307)	-	(307)	-	(307)
Retirement benefit remeasurement	-	-	-	313	313	-	313
Own credit reserve	-	-	58	-	58	-	58
Other	-	-	-	27	27	-	27
Total comprehensive income net of tax from continuing operations	-	647	250	750	1,647	-	1,647
Total comprehensive income net of tax from discontinued operations	-	-	(3)	(47)	(50)	-	(50)
Total comprehensive income for the year	-	647	247	703	1,597	-	1,597
Issue and exchange of other equity instruments	-	683	-	(312)	371	-	371
Capital reorganisation	(12,092)	-	-	12,092	-	-	-
Other equity instruments coupons paid	-	(647)	-	-	(647)	-	(647)
Redemption of preference shares	(13)	-	21	(2,048)	(2,040)	-	(2,040)
Equity to debt reclassificatione	-	-	(272)	-	(272)	-	(272)
Equity settled share schemes	-	-	-	373	373	-	373
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(418)	(418)	-	(418)
Dividends on ordinary shares	-	-	-	(14,585)	(14,585)	-	(14,585)
Dividends on preference shares and other shareholders equity	-	-	-	(204)	(204)	-	(204)
Capital contribution from Barclays Plc	-	-	-	3,000	3,000	-	3,000
Net equity impact of intra-group transfers	-	(2,070)	(307)	(638)	(3,015)	-	(3,015)
Other reserve movements	-	-	-	(34)	(34)	1	(33)
Balance as at 31 December 2018	2,348	7,595	3,361	34,405	47,709	2	47,711

Notes

a	For further details refer to Note 27 of the Barclays Bank PLC Annual Report.
b	For further details refer to Note 28 of the Barclays Bank PLC Annual Report.
c
From 2019, due to an IAS 12 update, the tax relief on payments in relation to equity instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. This change does not impact earnings per share or return on average tangible shareholders’ equity. Comparatives have been restated, reducing the tax charge for 2018 by £175m. Further detail can be found in Note 1.

d
Effects of changes in accounting policies relate to the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on 1 January 2018. The impact of IFRS 15 Revenue from Contracts with Customers was an increase to retained earnings of £67m with the remainder due to the impact of IFRS 9 Financial Instruments.

e	Following a review of certain equity instruments, certain instruments have been deemed to have characteristics that would qualify them as debt and have subsequently been reclassified.

Consolidated cash flow statement

		2019	2018	2017a
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		3,112	1,286	1,758
Adjustment for non-cash items:
Credit impairment charges		1,202	643	1,553
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		459	397	663
Other provisions, including pensions		417	2,274	770
Net profit on disposal of investments and property, plant and equipment		(84)	-	(314)
Other non-cash movements including exchange rate movements		1,060	(3,877)	1,565
Changes in operating assets and liabilities		-
Net increase in cash collateral and settlement balances		(6,427)	(5,606)	(3,912)
Net (increase)/decrease in loans and advances at amortised cost		(5,125)	(3,890)	26,062
Net increase in reverse repurchase agreements and other similar secured lending		(118)	(434)	(1,827)
Net increase in deposits and debt securities in issue		8,782	16,330	938
Net (decrease)/increase in repurchase agreements and other similar secured borrowing		(5,346)	2	16,978
Net decrease/(increase) in derivative financial instruments		2,390	(6,419)	6,770
Net (increase)/decrease in trading assets		(9,299)	10,102	(33,179)
Net (decrease)/increase in trading liabilities		(1,402)	1,688	2,665
Net decrease/(increase) in financial assets and liabilities designated at fair value		2,485	(6,284)	39,507
Net (increase)/decrease in other assets		(44)	949	(721)
Net decrease in other liabilities		(991)	(6,099)	(2,014)
Corporate income tax received/(paid)	9	894	(409)	59
Net cash from operating activities		(8,035)	653	57,321
Purchase of financial assets at fair value through other comprehensive income		(67,056)	(106,330)	-
Purchase of available for sale investments		-	-	(83,233)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		67,743	108,038	-
Proceeds from sale or redemption of available for sale investments		-	-	88,298
Purchase of property, plant and equipment and intangibles		(610)	(422)	(714)
Proceeds from sale of property, plant and equipment and intangibles		-	35	2,150
Disposal of discontinued operation, net of cash disposed		-	(39,703)	(1,060)
Disposal of subsidiaries and associates, net of cash disposed		617	-	358
Other cash flows associated with investing activities		95	1,191	693
Net cash from investing activities		789	(37,191)	6,492
Dividends paid and coupon payments on other equity instruments		(934)	(1,142)	(1,427)
Issuance of subordinated debt	26	6,785	221	3,041
Redemption of subordinated debt	26	(6,574)	(3,246)	(1,378)
Issue of shares and other equity instruments		2,292	1,925	2,495
Redemption of shares and other equity instruments		(1,970)	(3,588)	(1,339)
Capital contribution from Barclays PLC		-	2,000	-
Vesting of shares under employee share schemes		(349)	(418)	-
Net cash from financing activities		(750)	(4,248)	1,392
Effect of exchange rates on cash and cash equivalents		(3,345)	4,159	(4,773)
Net (decrease)/increase in cash and cash equivalents from continuing operations		(11,341)	(36,627)	60,432
Net cash from discontinued operation	40	-	(468)	88
Net (decrease)/increase in cash and cash equivalents		(11,341)	(37,095)	60,520
Cash and cash equivalents at beginning of year		167,357	204,452	143,932
Cash and cash equivalents at end of year		156,016	167,357	204,452
Cash and cash equivalents comprise:
Cash and balances at central banks		125,940	136,359	171,036
Loans and advances to banks with original maturity less than three months		8,158	7,404	8,050
Cash collateral and settlement balances with banks with original maturity less than three months		21,438	22,677	24,656
Treasury and other eligible bills with original maturity less than three months		480	917	682
Trading portfolio assets with original maturity less than three months		-	-	28
		156,016	167,357	204,452

Note

a
Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2017 have been restated to disclose the UK banking business as a discontinued operation. Further detail on the discontinued operations can be found in Note 39 of the Barclays Bank PLC Annual Report.

Interest received by Barclays Bank Group was £26,637m (2018: £18,990m) and interest paid by Barclays Bank Group was £21,314m (2018: £14,800m).

Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,505m (2018: £4,716m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays Bank PLC Balance Sheet

Balance sheet
		2019	2018
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		112,287	126,002
Cash collateral and settlement balances		75,822	66,196
Loans and advances at amortised cost	18	161,663	156,764
Reverse repurchase agreements and other similar secured lending		4,939	5,766
Trading portfolio assets	11	79,079	73,480
Financial assets at fair value through the income statement	12	162,500	179,365
Derivative financial instruments	13	229,338	221,247
Financial assets at fair value through other comprehensive income	14	43,760	43,706
Investments in associates and joint ventures	35	119	140
Investment in subsidiaries		16,105	14,958
Goodwill and intangible assets	21	115	123
Property, plant and equipment	19	426	103
Current tax assets	9	946	1,439
Deferred tax assets	9	1,115	1,249
Retirement benefit assets	32	2,062	1,748
Other assets		845	1,110
Total assets		891,121	893,396
Liabilities
Deposits at amortised cost	18	240,631	231,017
Cash collateral and settlement balances		59,448	56,358
Repurchase agreements and other similar secured borrowing		9,185	11,113
Debt securities in issue		19,883	26,391
Subordinated liabilities	26	33,205	35,085
Trading portfolio liabilities	11	45,130	46,626
Financial liabilities designated at fair value	15	207,765	216,966
Derivative financial instruments	13	225,607	221,590
Current tax liabilities	9	221	376
Deferred tax liabilities	9	80	-
Retirement benefit liabilities	32	104	124
Other liabilities	22	2,807	3,295
Provisions	23	630	818
Total liabilities		844,696	849,759
Equity
Called up share capital and share premium	27	2,348	2,348
Other equity instruments	27	11,089	10,361
Other reserves	28	678	383
Retained earnings		32,310	30,545
Total equity		46,425	43,637
Total liabilities and equity		891,121	893,396

Note

a
As permitted by section 408 of the Companies Act 2006 an income statement for the parent company has not been presented. Included in shareholders’ equity for ‘Barclays Bank PLC’ is a profit after tax for the year ended 31 December 2019 of £2,409m (2018: £868m).

The Board of Directors approved the financial statements on pages 127 to 240 on 12 February 2020.

James E Staley

Barclays Bank Group – Chief Executive Officer

Steven Ewart

Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC Statement in changes in equity

Statement of changes in equity
	Called up share capital and share premiuma	Other equity instrumentsa	Other reservesb	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2019	2,348	10,361	383	30,545	43,637
Profit after tax	-	839	-	1,570	2,409
Currency translation movements	-	-	(198)	-	(198)
Fair value through other comprehensive income reserve	-	-	161	-	161
Cash flow hedges	-	-	526	-	526
Retirement benefit remeasurement	-	-	-	(184)	(184)
Own credit reserve	-	-	(213)	-	(213)
Other	-	-	-	9	9
Total comprehensive income for the year	-	839	276	1,395	2,510
Issue and exchange of other equity instruments	-	728	-	(406)	322
Other equity instruments coupons paidc	-	(839)	-	-	(839)
Equity settled share schemes	-	-	-	392	392
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(349)	(349)
Dividends paid on ordinary shares	-	-	-	(233)	(233)
Dividends paid on preference shares and other shareholders' equity	-	-	-	(41)	(41)
Capital contribution from Barclays PLC	-	-	-	995	995
Net equity impact of intra-group transfers	-	-	19	(19)	-
Other reserve movements	-	-	-	31	31
Balance as at 31 December 2019	2,348	11,089	678	32,310	46,425

Notes

a	For further details refer to Note 27 of the Barclays Bank PLC Annual Report.
b	For further details refer to Note 28 of the Barclays Bank PLC Annual Report.
c
Other equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $3.5bn from a wholly-owned, indirect subsidiary of BBPLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by BBPLC. Should BBPLC make a discretionary dividend payment on its ordinary shares in the 6 months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2019, interest paid on these borrowings was £179m.

Statement of changes in equity
	Called up share capital and share premiuma	Other equity instrumentsa	Other reservesb	Retained earningsc	Total equity
	£m	£m	£m	£m	£m
Balance as at 31 December 2017	14,453	8,982	1,093	33,506	58,034
Effects of changes in accounting policiesd	-	-	(117)	(1,335)	(1,452)
Balance as at 1 January 2018	14,453	8,982	976	32,171	56,582
Profit after tax	-	647	-	257	904
Currency translation movements	-	-	138	-	138
Fair value through other comprehensive income reserve	-	-	(179)	-	(179)
Cash flow hedges	-	-	(308)	-	(308)
Retirement benefit remeasurement	-	-	-	290	290
Own credit reserve	-	-	57	-	57
Other	-	-	-	18	18
Total comprehensive income net of tax from continuing operations	-	647	(292)	565	920
Total comprehensive income net of tax from discontinued operations	-	-	(3)	(36)	(39)
Total comprehensive income for the year	-	647	(295)	529	881
Issue and exchange of other equity instruments	-	3,449	-	(312)	3,137
Capital reorganisation	(12,092)	-	-	12,092	-
Other equity instruments coupons paide	-	(647)	-	-	(647)
Redemption of preference shares	(13)	-	21	(2,048)	(2,040)
Equity to debt reclassificationf	-	-	(335)	-	(335)
Equity settled share schemes	-	-	-	373	373
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(418)	(418)
Dividends paid on ordinary shares	-	-	-	(14,585)	(14,585)
Dividends paid on preference shares and other shareholders' equity	-	-	-	(204)	(204)
Capital contribution from Barclays PLC	-	-	-	3,000	3,000
Net equity impact of intra-group transfers	-	(2,070)	16	(46)	(2,100)
Other reserve movements	-	-	-	(7)	(7)
Balance as at 31 December 2018	2,348	10,361	383	30,545	43,637

Notes

a	For further details refer to Note 27 of the Barclays Bank PLC Annual Report.
b	For further details refer to Note 28 of the Barclays Bank PLC Annual Report.
c
From 2019, due to an IAS 12 update, the tax relief on payments in relation to equity instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. This change does not impact earnings per share or return on average tangible shareholders’ equity. Comparatives have been restated, reducing the tax charge for 2018 by £175m. Further detail can be found in Note 1.

d	Effects of changes in accounting policies relate to the adoption of IFRS 9 Financial Instruments on 1 January 2018.
e
Other equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $3.5bn from a wholly-owned, indirect subsidiary of BBPLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by BBPLC. Should BBPLC make a discretionary dividend payment on its ordinary shares in the 6 months preceding the date of an interest payment, it will be obliged to make that interest payment.

f	Following a review of certain equity instruments, certain instruments have been deemed to have characteristics that would qualify them as debt and have subsequently been reclassified.

Barclays Bank PLC Cash flow statement

Cash flow statement
		2019	2018	2017a
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		2,018	697	192
Adjustment for non-cash items:
Credit impairment charges		235	(123)	258
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		67	41	289
Other provisions, including pensions		268	1,312	766
Net profit on disposal of investments and property, plant and equipment		(128)	-	(255)
Other non-cash movements including exchange rate movements		1,125	(4,111)	934
Changes in operating assets and liabilities
Net (increase)/decrease in cash collateral and settlement balances		(9,231)	(4,049)	7,407
Net (increase)/decrease in loans and advances		(1,895)	8,246	31,575
Net decrease/ (increase) in reverse repurchase agreements and other similar lending		1,551	2,870	(11)
Net (decrease)/increase in deposits and debt securities in issue		(2,840)	18,100	666
Net increase/(decrease) in repurchase agreements and other similar borrowing		899	(6,034)	16,946
Net (increase)/decrease in derivative financial instruments		(3,863)	9,242	6,452
Net (increase)/decrease in trading assets		(5,599)	6,751	(43,284)
Net (decrease)/ increase in trading liabilities		(1,496)	7,509	9,838
Net decrease/(increase) in financial assets and liabilities at fair value through income statement		7,290	(30,019)	30,892
Net (increase)/decrease in other assets		(349)	2,444	2,703
Net (decrease) in other liabilities		(1,006)	(6,463)	(4,125)
Corporate income tax received/(paid)	9	919	(150)	462
Net cash from operating activities		(12,035)	6,263	61,705
Purchase of financial assets at fair value through other comprehensive income		(61,877)	(101,046)	-
Purchase of available for sale investments			-	(78,524)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		62,915	101,683	-
Proceeds from sale or redemption of available for sale investments			-	84,927
Purchase of property, plant and equipment and intangibles		(139)	(235)	(406)
Proceeds from sale of property, plant and equipment and intangibles			63	2,074
Disposal of discontinued operation, net of cash disposed		-	(39,679)	-
Disposal of subsidiaries and/or branches and/or associates, net of cash disposed		587	(2,189)	1,880
Net (increase)/decrease in investment in subsidiaries		(1,494)	(859)	(183)
Other cash flows associated with investing activities		-	-	569
Net cash from investing activities		(8)	(42,262)	10,337
Dividends paid		(1,113)	(1,142)	(1,428)
Issuance of subordinated debt	27	6,627	-	3,041
Redemption of subordinated debt	27	(6,402)	(3,246)	(1,371)
Issue of shares and other equity instruments	28	2,292	4,691	2,495
Redemption of shares and other equity instruments		(1,970)	(3,588)	(1,339)
Capital contribution from Barclays PLC		-	2,000	-
Vesting of shares under employee share schemes		(349)	(418)	-
Net cash from financing activities		(915)	(1,703)	1,398
Effect of exchange rates on cash and cash equivalents		(2,753)	3,580	(2,501)
Net (decrease)/increase in cash and cash equivalents from continuing operations		(15,711)	(34,122)	70,939
Net cash from discontinued operation	40	-	(528)	604
Net (decrease)/increase in cash and cash equivalents		(15,711)	(34,650)	71,543
Cash and cash equivalents at beginning of year		159,043	193,693	122,150
Cash and cash equivalents at end of year		143,332	159,043	193,693
Cash and cash equivalents comprise:
Cash and balances at central banks		112,287	126,002	165,713
Loans and advances to banks with original maturity less than three months		11,823	10,648	8,996
Cash collateral and settlement balances with banks with original maturity less than three months		18,781	21,476	18,313
Treasury and other eligible bills with original maturity less than three months		441	917	643
Trading portfolio assets with original maturity less than three months		-	-	28
		143,332	159,043	193,693

Note

a
Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2017 have been restated to disclose the UK banking business as a discontinued operation. Further detail on the discontinued operations can be found in Note 39 of the Barclays Bank PLC Annual Report.

Interest received by Barclays Bank PLC was £18,322m (2018: £13,981m) and interest paid by Barclays Bank PLC was £16,320m (2018: £12,571m). In relation to 2018, £4,039m income previously reported as interest received and paid has been reclassified to non-interest income.

Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £2,457m (2018: £2,261m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Notes to the Financial Statements

1	Significant accounting policies

1.	Reporting entity

Barclays Bank PLC is a public limited company, registered in England under company number 1026167.

These financial statements are prepared for Barclays Bank PLC and its subsidiaries (the Barclays Bank Group) under Section 399 of the Companies Act 2006. The Barclays Bank Group is a major global financial services provider engaged in credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, separate financial statements have been presented for the holding company.

2.	Compliance with International Financial Reporting Standards
The consolidated financial statements of the Barclays Bank Group, and the separate financial statements of Barclays Bank PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied with the exception of the adoption of IFRS 16 Leases, IFRIC Interpretation 23 Uncertainty over Income Tax Treatments, the amendments to IAS 12 Income Taxes, the amendments to IAS 19 Employee Benefits, and the amendments to IFRS 9, IAS 39 and IFRS 7 which were applied from 1 January 2019.

3.	Basis of preparation
The consolidated and separate financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays Bank PLC.

The financial statements have been prepared on a going concern basis, in accordance with the Companies Act 2006 as applicable to companies using IFRS.

4.	Accounting policies
The Barclays Bank Group prepares financial statements in accordance with IFRS. The Barclays Bank Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i)	Consolidation
Barclays Bank Group applies IFRS 10 Consolidated financial statements.

The consolidated financial statements combine the financial statements of Barclays Bank PLC and all its subsidiaries. Subsidiaries are entities over which Barclays Bank PLC has control. The Barclays Bank Group has control over another entity when the Barclays Bank Group has all of the following:

1)	power over the relevant activities of the investee, for example through voting or other rights
2)	exposure to, or rights to, variable returns from its involvement with the investee, and
3)	the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Barclays Bank Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used throughout the Barclays Bank Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

As the consolidated financial statements include partnerships where the Barclays Bank Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.

Details of the principal subsidiaries are given in Note 33 of the Barclays Bank PLC Annual Report, and a complete list of all subsidiaries is presented in Note 42 of the Barclays Bank PLC Annual Report.

(ii)	Foreign currency translation
The Barclays Bank Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency monetary balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement.  Non-monetary foreign currency balances are carried at historical transaction date exchange rates.

The Barclays Bank Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the period end exchange rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Barclays Bank Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of an autonomous foreign operation within a branch.

(iii)	Financial assets and liabilities
The Barclays Bank Group applies IFRS 9 Financial Instruments to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. The Barclays Bank Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes.

Recognition

The Barclays Bank Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied depending on the classification of the financial asset.

Classification and measurement

Financial assets are classified on the basis of two criteria:

i)	the business model within which financial assets are managed, and
ii)	their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).

The Barclays Bank Group assesses the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales.

The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. In assessing whether contractual cash flows are SPPI compliant, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

Financial assets are measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent SPPI.

Financial assets are measured at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows represent SPPI.

Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election on initial recognition for non traded equity investments to be measured at fair value through other comprehensive income, in which case dividends are recognised in profit or loss, but gains or losses are not reclassified to profit or loss upon derecognition, and the impairment requirements of IFRS 9 do not apply.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Barclays Bank Group’s policies for determining the fair values of the assets and liabilities are set out in Note 16 of the Barclays Bank PLC Annual Report.

Derecognition

The Barclays Bank Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms – generally a difference of 10% or more in the present value of the cash flows or a substantive qualitative amendment – is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Transactions in which the Barclays Bank Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Barclays Bank Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing

Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Barclays Bank Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Barclays Bank Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

The Barclays Bank Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Barclays Bank Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost, unless it is designated or mandatorily at fair value through profit and loss.

The Barclays Bank Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Barclays Bank Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss.

(iv)	Issued debt and equity instruments
The Barclays Bank Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Barclays Bank Group having an obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5.	New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, with the exception of the adoption of IFRS 16 Leases, IFRIC Interpretation 23 Uncertainty over Income Tax Treatment, the amendments to IAS 12 Income Taxes, the amendments to IAS 19 Employee Benefits, and the amendments to IFRS 9, IAS 39 and IFRS 7 which were applied from 1 January 2019.

IFRS 16 – Leases

IFRS 16 Leases, which replaced IAS 17 Leases, was applied effective from 1 January 2019. IFRS 16 does not result in a significant change to lessor accounting; however, for lessee accounting there is no longer a distinction between operating and finance leases. Instead, the lessee is required to recognise both a right of use (ROU) asset and lease liability on-balance sheet. There is a recognition exemption permitted for leases with a term of 12 months or less.

The Barclays Bank Group applied IFRS 16 on a modified retrospective basis and took advantage of the option not to restate comparative periods. The Barclays Bank Group applied the following transition options available under the modified retrospective approach:

●	To calculate the right of use asset equal to the lease liability, adjusted for prepaid or accrued payments
●
To rely on the previous assessment of whether leases are onerous in accordance with IAS 37 immediately before the date of initial application as an alternative to performing an impairment review. The Barclays Bank Group adjusted the carrying amount of the ROU asset at the date of initial application by the previous carrying amount of its onerous lease provision

●	To apply the recognition exception for leases with a term not exceeding 12 months, and
●	To use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

Upon adoption of IFRS 16, the Barclays Bank Group applied the transition option which permitted the ROU asset to equal the lease liability, adjusted for prepaid or accrued prepayments. This approach resulted in a lease liability of £569m and an ROU asset of £509m being recognised as at 1 January 2019. The difference in the lease liability and the ROU asset was a result of the following adjustments:

●	An increase in the ROU asset as a result of rental prepayments of £14m, and
●	A decrease in the ROU asset as a result of onerous lease provisions previously recognised of £46m, £25m of rent free adjustments and £3m of finance sublease arrangements.

The ROU asset was recorded in property, plant and equipment and the lease liability within other liabilitites.

When measuring lease liabilities, the Barclays Bank Group discounted lease payments using the incremental borrowing rate at 1 January 2019. The weighted average applied was 4.59%.

The following shows a reconciliation between the operating lease commitments as at 31 December 2018 and the lease liability recorded as at 1 January 2019

£m
Operating lease commitment as at 31 December 2018 as disclosed in the Barclays Bank Group consolidated financial statements	1,071
Impact of discounting using the Barclays Bank Group's incremental borrowing rate	(488)
Recognition exemption for short term leases	(3)
Extension and termination options reasonably certain to be exercised	(11)
Lease liability recognised as at 1 January 2019	569

IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment

IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. There was no significant effect from the adoption of IFRIC 23 in relation to accounting for uncertain tax positions.

IAS 12 – Income Taxes – Amendments to IAS 12

The IASB amended IAS 12 in order to clarify the accounting treatment of the income tax consequences of dividends. As a result of the amendment, the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, will be included in, and will reduce, the income statement tax charge. The amendments of IAS 12 were applied to the income tax consequences of dividends recognised on or after the beginning of the earliest comparative period. This resulted in reducing the tax charge and increasing profit after tax for 2019 by £171m, 2018 by £175m and 2017 by £174m. This change does not impact retained earnings.

IAS 19 – Employee Benefits – Amendments to IAS 19

The IASB issued amendments to the guidance in IAS 19, Employee Benefits, in connection with accounting for plan amendments, curtailments and settlements. There was no significant effect from the adoption of the amendments of IAS 19.

IFRS 9, IAS 39 and IFRS 7 Amendments relating to Interest Rate Benchmark Reform

IFRS 9, IAS 39 and IFRS 7 were amended in September 2019. The amendments are effective for periods beginning on or after 1 January 2020 with earlier application permitted. The Barclays Bank Group elected to early adopt the amendments with effect from 1 January 2019. The amendments have been endorsed by the EU.

IFRS 9 allows companies when they first apply IFRS 9, to choose as an accounting policy to continue to apply the hedge accounting requirements of IAS 39. The Barclays Bank Group made the election to continue to apply the IAS 39 hedge accounting requirements, and consequently, the amendments to IAS 39 have been adopted by the Barclays Bank Group.

The objective of the amendments are to provide temporary exceptions from applying specific hedge accounting requirements during the period of uncertainty resulting from interest rate benchmark reform. Each of the exceptions adopted by the Barclays Bank Group are described below.

●
Highly probable requirement
When determining whether a forecast transaction or cash flow is highly probable, the Barclays Bank Group assumes that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the reform. This amendment has also been applied when cash flows are still expected to occur in respect of amounts remaining in the cash flow hedge reserve.

●
Prospective assessments
When performing prospective assessments, the Barclays Bank Group assumes that the interest rate benchmark on which the hedged risk and/or hedging instrument are based is not altered as a result of the interest rate benchmark reform.

●
Retrospective assessments
The Barclays Bank Group will not discontinue hedge accounting during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80-125% range.

●
Hedge of a non-contractually specified benchmark portion of an interest rate
The Barclays Bank Group only considers at inception of such a hedging relationship whether the separately identifiable requirement is met.

The amendments to IFRS 7 require certain disclosures to be made in the first period that the amendments to IFRS 9 or IAS 39 are adopted. Refer to Note 13 of the Barclays Bank PLC Annual Report where these disclosures have been included.

Future accounting developments

The following accounting standards have been issued by the IASB but are not yet effective:

IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005.

IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply.

In June 2019, the IASB published an exposure draft with proposed amendments to IFRS 17. The proposed amendments that are expected to be relevant to the Barclays Bank Group are changes to the scoping of IFRS 17, changes in the effective date of IFRS 17 and changes to IFRS 9 which were consequential amendments as a result of IFRS 17.

The standard is currently effective from 1 January 2021, although the amendments would change the effective date to 1 January 2022, and the standard has not yet been endorsed by the EU. The Barclays Bank Group is currently assessing the expected impact of adopting this standard.

6.	Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

●	Credit impairment charges on pages 149 to 153
●	Tax on pages 154 to 160
●	Fair value of financial instruments on pages 175 to 188
●	Pensions and post-retirement benefits – obligations on pages 215 to 220
●	Provisions including conduct and legal, competition and regulatory matters on pages 199 to 205.

7.	Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:

●	Credit risk on pages 44 to 45 and on pages 52 to 86
●	Market risk on page 45
●	Treasury and capital risk – capital on pages 45 to 46 and on pages 90 to 99
●	Treasury and capital risk – liquidity on page 46 to 47 and on pages 100 to 106.

These disclosures are covered by the Audit opinion (included on pages 119 to 126) where referenced as audited.

2	Segmental reporting
Presentation of segmental reporting

The Barclays Bank Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s-length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

The Barclays Bank Group divisions have been for segmental reporting purposes defined as Corporate and Investment Bank and Consumer, Cards and Payments.

●	Corporate and Investment Bank which includes the international Corporate business and the Investment Bank.
●
Consumer, Cards and Payments which includes Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments, Barclaycard Payment Solutions and the international Wealth business.

The below table also includes Head Office which comprises head office and central support functions.

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2019
Total income	10,009	4,462	(320)	14,151
Credit impairment charges	(157)	(1,016)	(29)	(1,202)
Net operating income/(expenses)	9,852	3,446	(349)	12,949
Operating expenses	(7,267)	(2,359)	(92)	(9,718)
Litigation and conduct	(108)	(7)	(149)	(264)
Total operating expenses	(7,375)	(2,366)	(241)	(9,982)
Other net income/(expenses)a	113	40	(8)	145
Profit/(loss) before tax	2,590	1,120	(598)	3,112
Total assets (£bn)	799.6	65.7	11.4	876.7
Number of employees (full time equivalent)	8,100	3,100	9,300	20,500
Average number of employees (full time equivalent)

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2018
Total incomeb	9,741	4,267	(408)	13,600
Credit impairment releases/(charges)	152	(808)	13	(643)
Net operating income/(expenses)	9,893	3,459	(395)	12,957
Operating expenses	(7,459)	(2,304)	(130)	(9,893)
GMP charge	-	-	(140)	(140)
Litigation and conduct	(68)	(59)	(1,579)	(1,706)
Total operating expenses	(7,527)	(2,363)	(1,849)	(11,739)
Other net income/(expenses)a	28	41	(1)	68
Profit/(loss) before tax	2,394	1,137	(2,245)	1,286
Total assets (£bn)	792.5	71.6	13.6	877.7
Number of employees (full time equivalent)	9,100	3,300	10,000	22,400

Notes

a
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

b	£351m of certain capital instrument funding costs are now charged to Head Office, the impact of which would have been materially the same if the charges had been included in full year 2017.

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Non-Corea	Barclays Bank Group
	£m	£m	£m	£m	£m
For the year ended 31 December 2017
Total income	9,901	4,504	(148)	(527)	13,730
Credit impairment charges	(213)	(1,293)	(17)	(30)	(1,553)
Net operating income/(expenses)	9,688	3,211	(165)	(557)	12,177
Operating expenses	(7,610)	(2,167)	(202)	(251)	(10,230)
Litigation and conduct	(267)	(2)	(151)	(28)	(448)
Total operating expenses	(7,877)	(2,169)	(353)	(279)	(10,678)
Other net incomeb	133	121	(192)	197	259
Profit before tax from continuing operations	1,944	1,163	(710)	(639)	1,758
Total assets (£bn)c	788.7	67.4	35.8	-	1,129.3
Number of employees (full time equivalent)	8,800	2,700	10,300	-	21,800

Notes

a	Barclays Non-Core segment was closed on 1 July 2017, with financial performance subsequently reported in Corporate and Investment Bank, Head Office and UK banking business.
b
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

c	Total assets for UK banking business are included within Barclays Bank Group for 2017.

Income by geographic regiona
	2019	2018	2017
For the year ended 31 December	£m	£m	£m
Continuing operations
United Kingdom	4,084	4,007	3,582
Europe	1,752	1,615	1,985
Americas	7,251	7,048	7,194
Africa and Middle East	62	44	137
Asia	1,002	886	832
Total	14,151	13,600	13,730

Income from individual countries which represent more than 5% of total incomea
	2019	2018	2017
For the year ended 31 December	£m	£m	£m
Continuing operations
United Kingdom	4,084	4,007	3,582
United States	7,121	6,916	7,049

Note

a
The geographical analysis is now based on the location of office where the transactions are recorded, whereas it was previously based on counterparty location. The new approach is better aligned to the geographical view of the business following the implementation of structural reform. Prior year comparatives have been restated.

3	Net fee and commission income

Accounting for net fee and commission income under IFRS 15 effective from 1 January 2018

The Barclays Bank Group applies IFRS 15 Revenue from Contracts with Customers. The standard establishes a five-step model governing revenue recognition. The five-step model requires the Barclays Bank Group to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in the contract, (iii) determine the amount of consideration in the contract, (iv) allocate the consideration to each of the identified performance obligations and (v) recognise revenue as each performance obligation is satisfied.

The Barclays Bank Group recognises fee and commission income charged for services provided by the Barclays Bank Group as the services are provided, for example on completion of the underlying transaction.

Accounting for net fee and commission income under IAS 18 for 2017

The Barclays Bank Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Barclays Bank Group are recognised as the services are provided, for example on completion of the underlying transaction.

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Barclays Bank Group and operating segments, in accordance with IFRS 15. It includes a total for fees in scope of IFRS 15. Refer to Note 2 for more detailed information about operating segments.

	2019
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	391	2,418	-	2,809
Advisory	821	83	-	904
Brokerage and execution	1,082	49	-	1,131
Underwriting and syndication	2,358	-	-	2,358
Other	90	227	30	347
Total revenue from contracts with customers	4,742	2,777	30	7,549
Other non-contract fee income	110	5	-	115
Fee and commission income	4,852	2,782	30	7,664
Fee and commission expense	(743)	(1,249)	-	(1,992)
Net fee and commission income	4,109	1,533	30	5,672

	2018
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	366	2,248	-	2,614
Advisory	772	78	-	850
Brokerage and execution	1,002	71	-	1,073
Underwriting and syndication	2,462	-	-	2,462
Other	24	222	29	275
Total revenue from contracts with customers	4,626	2,619	29	7,274
Other non-contract fee income	114	4	-	118
Fee and commission income	4,740	2,623	29	7,392
Fee and commission expense	(657)	(1,128)	-	(1,785)
Net fee and commission income	4,083	1,495	29	5,607

2017
£m
Fee and commission income
Banking, investment management and credit related fees and commissions	7,352
Foreign exchange commission	72
Fee and commission income	7,424
Fee and commission expense	(1,726)
Net fee and commission income	5,698

Note

a
The Barclays Group elected the cumulative effect transition method on adoption of IFRS 15 for 1 January 2018, and recognised in retained earnings without restating comparative periods. The comparative figures are reported under IAS 18.

Fee types

Transactional

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees including interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. They include banking services such as Automated Teller Machine (ATM) fees, wire transfer fees, balance transfer fees, overdraft or late fees and foreign exchange fees, among others. Interchange and merchant fees are recognised upon settlement of the card transaction payment.

Barclays incurs certain card related costs including those related to cardholder reward programmes and various payments made to co-brand partners. To the extent cardholder reward programmes costs are attributed to customers that settle their outstanding balance each period (transactors) they are expensed when incurred and presented in fee and commission expense while costs related to customers who continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to Note 3 of the Barclays Bank PLC Annual Report). Payments to partners for new cardholder account originations for transactor accounts are deferred as costs to obtain a contract under IFRS 15 while those costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3 of the Barclays Bank PLC Annual Report). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated cardholder relationship. Payments to co-brand partners based on revenue sharing are presented as a reduction of fee and commission income while payments based on profitability are presented in fee and commission expense.

Advisory

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings. Wealth management advisory fees primarily consists of asset-based fees for advisory accounts of wealth management clients and are based on the market value of client assets. They are earned over the period the services are provided and are generally recognised quarterly when the market value of client assets is determined. Investment banking advisory fees are recognised at the point in time when the services related to the transaction have been completed under the terms of the engagement. Investment banking advisory costs are recognised as incurred in fee and commission expense if direct and incremental to the advisory services or otherwise recognised in operating expenses.

Brokerage and execution

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions. Brokerage and execution fees are recognised at the point in time the associated service has been completed which is generally the trade date of the transaction.

Underwriting and syndication

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing. Underwriting fees are generally recognised on trade date if there is no remaining contingency, such as the transaction being conditional on the closing of an acquisition or another transaction. Underwriting costs are deferred and recognised in fee and commission expense when the associated underwriting fees are recorded. Syndication fees are earned for arranging and administering a loan syndication; however, the associated fee may be subject to variability until the loan has been syndicated to other syndicate members or until other contingencies (such as a successful M&A closing) have been resolved and therefore the fee revenue is deferred until the uncertainty is resolved.

Included in underwriting and syndication, are commitment fees to provide loan financing which are not presented as part of the carrying value of the loan in accordance with IFRS 9, for example as part of the effective interest rate. Loan commitment fees included as IFRS 15 revenues are fees for loan commitments that are not expected to fund, fees received as compensation for unfunded commitments and the applicable portion of fees received for a revolving loan facility, which for that period, are undrawn. Such commitment fees are recognised over time through to the contractual maturity of the commitment.

Contract assets and contract liabilities

The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2019 (2018: £nil).

Impairment on fee receivables and contract assets

During 2019, there have been no material impairments recognised in relation to fees receivable and contract assets (2018: £nil). Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.

Remaining performance obligations

The Barclays Bank Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Bank Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.

Costs incurred in obtaining or fulfilling a contract

The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalised such contract costs in the amount of £153m at 31 December 2019 (2018: £125m).

Capitalised contract costs are amortised based on the transfer of services to which the asset relates which typically ranges over the expected life of the relationship. In 2019, the amount of amortisation was £29m (2018: £30m) and there was no impairment loss recognised in connection with the capitalised contract costs (2018: £nil).

4	Tax
Accounting for income taxes

Barclays Bank Group applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (current tax) is recognised as an expense in the periods in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offsetting against taxable profits arising in the current or prior periods. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except in certain circumstances where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.

Barclays Bank Group considers an uncertain tax position to exist when it considers that ultimately, in the future, the amount of profit subject to tax may be greater than the amount initially reflected in the Barclays Bank Group’s tax returns. The Barclays Bank Group accounts for provisions in respect of uncertain tax positions in two different ways.

A current tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will alter the amount of cash tax due to, or from, a tax authority in the future. From recognition, the current tax provision is then measured at the amount the Barclays Bank Group ultimately expects to pay the tax authority to resolve the position. Effective from 1 January 2019, the Barclays Bank Group changed its accounting policy on the accrual of interest and penalty amounts in respect of uncertain income tax positions and now recognises such amounts as an expense within profit before tax and will continue to do so in future periods. The prior periods’ tax charges have not been restated because the accrual for interest and penalties in those periods in respect of uncertain tax positions was not material.

Deferred tax provisions are adjustments made to the carrying value of deferred tax assets in respect of uncertain tax positions. A deferred tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will result in a reduction in the carrying value of the deferred tax asset. From recognition of a provision, measurement of the underlying deferred tax asset is adjusted to take into account the expected impact of resolving the uncertain tax position on the loss or temporary difference giving rise to the deferred tax asset.

The approach taken to measurement takes account of whether the uncertain tax position is a discrete position that will be reviewed by the tax authority in isolation from any other position, or one of a number of issues which are expected to be reviewed together concurrently and resolved simultaneously with a tax authority. The Barclays Bank Group’s measurement of provisions is based upon its best estimate of the additional profit that will become subject to tax. For a discrete position, consideration is given only to the merits of that position. Where a number of issues are expected to be reviewed and resolved together, the Barclays Bank Group will take into account not only the merits of its position in respect of each particular issue but also the overall level of provision relative to the aggregate of the uncertain tax positions across all the issues that are expected to be resolved at the same time. In addition, in assessing provision levels, it is assumed that tax authorities will review uncertain tax positions and that all facts will be fully and transparently disclosed.

Critical accounting estimates and judgements

There are two key areas of judgement that impact the reported tax position. Firstly, the level of provisioning for uncertain tax positions; and secondly, the recognition and measurement of deferred tax assets.

The Barclays Bank Group does not consider there to be a significant risk of a material adjustment to the carrying amount of current and deferred tax balances, including provisions for uncertain tax positions in the next financial year.  The provisions for uncertain tax positions cover a diverse range of issues and reflect advice from external counsel where relevant.  It should be noted that only a proportion of the total uncertain tax positions will be under audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.

Deferred tax assets have been recognised based on business profit forecasts. Details on the recognition of deferred tax assets are provided in this note.

	2019	2018	2017
	£m	£m	£m
Current tax charge/(credit)
Current yeara	327	94	(489)
Adjustments in respect of prior years	(50)	(200)	44
	277	(106)	(445)
Deferred tax charge/(credit)
Current year	157	372	1,862
Adjustments in respect of prior years	(102)	(37)	(65)
	55	335	1,797
Tax charge	332	229	1,352

Note

a
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. Comparatives have been restated, reducing the tax charge for 2018 by £175m and 2017 by £174m. Further detail can be found in Note 1.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2019	2019	2018	2018	2017	2017
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	3,112		1,286		1,758
Tax charge based on the standard UK corporation tax rate of 19% (2018: 19%, 2017: 19.25%)	593	19.0%	244	19.0%	339	19.3%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 26% (2018: 27.1%, 2017: 38.2%))	217	7.0%	104	8.1%	333	18.9%

Recurring items:
Non-creditable taxes including withholding taxes	146	4.7%	156	12.1%	191	10.9%
Impact of UK bank levy being non-deductible	35	1.1%	42	3.3%	59	3.4%
Non-deductible expenses	34	1.1%	67	5.2%	76	4.3%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	15	0.5%	16	1.2%	(61)	(3.5%)
Tax adjustments in respect of share-based payments	(7)	(0.2%)	11	0.9%	2	0.1%
Changes in recognition of deferred tax and effect of unrecognised tax losses	(85)	(2.7%)	(104)	(8.1%)	(72)	(4.1%)
Banking surcharge and other itemsa	(103)	(3.3%)	(69)	(5.4%)	(108)	(6.1%)
AT1 tax credita	(121)	(3.9%)	(123)	(9.6%)	(123)	(7.0%)
Adjustments in respect of prior years	(152)	(4.9%)	(237)	(18.4%)	(21)	(1.2%)
Non-taxable gains and income	(240)	(7.7%)	(232)	(18.0%)	(191)	(10.9%)

Non-recurring items:
One off re-measurement of US deferred tax assets	-	-	-	-	1,177	67.0%
Impact of the UK branch exemption on deferred tax assets	-	-	-	-	(276)	(15.7%)
Non-deductible provisions for UK customer redress	-	-	8	0.6%	-	-
Non-deductible provisions for investigations and litigation	-	-	346	26.9%	66	3.8%
Non-taxable gains and income on divestments	-	-	-	-	(39)	(2.2%)
Total tax charge	332	10.7%	229	17.8%	1,352	76.9%

Note

a
From 2019, due to an IAS 12 update, the tax relief on payments in relation to AT1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in retained earnings. The tax charge for the current period has been reduced by £171m (relief at the standard UK corporation tax rate is £121m and the relief at the banking surcharge rate is £50m). Comparatives have been restated, reducing the tax charge for 2018 by £175m and 2017 by £174m (relief at the standard UK corporation tax rate is £123m (2017 and 2018) and the relief at the banking surcharge rate is £52m (2018) and £51m (2017)). The table above has the AT1 tax credit for the current year and prior periods split between the AT1 tax credit line and the banking surcharge line. Further detail can be found in Note 1.

Factors driving the effective tax rate

The effective tax rate of 10.7% is lower than the UK corporation tax rate of 19% primarily due to the impact of non-taxable gains and income in the period, adjustments in respect of prior periods and tax relief on payments made under AT1 instruments. These factors, which have each decreased the effective tax rate, are partially offset by the impact of profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate and non-creditable taxes.

Effective from 1 January 2019, a change in accounting standards requires the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, to be included in the income statement tax charge. Excluding this accounting change which resulted in tax relief on payments in relation to AT1 instruments of £171m (2018: £175m) being included in the income statement tax charge, the Barclays Bank Group’s effective tax rate would have been 16.2% (2018: 31.4%).

Barclays Bank Group’s future tax charge will be sensitive to the geographic mix of profits earned and the tax rates in force in the jurisdictions that the Group operates in. In the UK, legislation to reduce the corporation tax rate to 17% from 1 April 2020 has been enacted. However, the UK Government has announced its intention to introduce legislation to reverse the planned rate reduction and to maintain the current rate of 19%.

Tax in other comprehensive income

Tax relating to each component of other comprehensive income on page 128 can be found in the consolidated statement of comprehensive income which includes within Other a tax credit of £16m (2018: £27m credit) on other items including share based payments.

Tax in respect of discontinued operations

Tax relating to the discontinued operations can be found in the disposal groups income statement (see Note 39 of the Barclays Bank PLC Annual Report). The tax charge of £nil (2018: £138m) relates to the profit from the ordinary activities of the discontinued operations.

Current tax assets and liabilities

Movements on current assets and liabilities were as follows:

	Barclays Bank Group		Barclays Bank PLC
	2019	2018	2019	2018
	£m	£m	£m	£m
Assets	1,713	376	1,439	115
Liabilities	(621)	(494)	(376)	(242)
As at 1 January	1,092	(118)	1,063	(127)
Income statement from continuing operationsa	(277)	106	41	371
Income statement from discontinued UK banking business	-	(90)	-	(87)
Other comprehensive income and reservesa	293	(7)	288	(31)
Corporate income tax (received)/paid	(894)	409	(919)	150
Transfer to Barclays Bank UK PLCb	-	677	-	676
Other movements	364	115	252	111
	578	1,092	725	1,063
Assets	898	1,713	946	1,439
Liabilities	(320)	(621)	(221)	(376)
As at 31 December	578	1,092	725	1,063

Note

a
Due to the IAS 12 update impacting AT1 tax credits, the 2018 comparative has been restated to reflect the £175m tax credit in the income statement, whereas it was previously recorded in retained earnings. Further detail can be found in Note 1.

b	Related to the transfer of current tax liabilities to Barclays Bank UK PLC as part of the disposal of the UK banking business.

Deferred tax assets and liabilities

The deferred tax amounts on the balance sheet were as follows:

	Barclays Bank Group		Barclays Bank PLC
	2019	2018	2019	2018
	£m	£m	£m	£m
Intermediate Holding Company ("IHC Tax Group")	1,037	1,454	-	-
US Branch Tax Group	1,015	1,087	1,015	1,087
UK Tax Group	-	3	-	5
Other	408	426	100	157
Deferred tax asset	2,460	2,970	1,115	1,249
Deferred tax liability - UK Tax Group	(80)	-	(80)	-
Net deferred tax	2,380	2,970	1,035	1,249

US deferred tax assets in the IHC and the US Branch

The deferred tax asset in the IHC Tax Group of £1,037m (2018: £1,454m) includes £54m (2018: £220m) relating to tax losses and the deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £1,015m (2018: £1,087m) includes £84m (2018: £167m) relating to tax losses. Under US tax rules, losses occurring prior to 1 January 2018 can be carried forward and offset against profits for a period of 20 years. The losses first arose in 2011 in the IHC Tax Group and 2008 in the US Branch Tax Group and therefore, any unused amounts may begin to expire in 2031 and 2028 respectively. The deferred tax assets for the IHC and the US Branch Tax Groups’ tax losses are currently projected to be fully utilised by 2020.

UK Tax Group deferred tax assets/liabilities

The deferred tax liability in the UK Tax Group of £80m (2018: £3m deferred tax asset) includes a deferred tax asset of £268m (2018: £nil) relating to tax losses which is offset by a £348m deferred tax liability relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate these will be fully recovered.

Other deferred tax assets

The deferred tax asset of £408m (2018: £426m) in other entities within the Barclays Bank Group includes £117m (2018: £142m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that the losses and temporary differences will be utilised.

Of the deferred tax asset of £408m (2018: £426m), an amount of £148m (2018: £245m) relates to entities which have suffered a loss in either the current or prior year. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Barclays Bank Group	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Other provisions	Tax losses carried forward	Share based payments and deferred compensation	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	758	175	38	39	359	112	529	309	1,336	3,655
Liabilities	(16)	(35)	(2)	(434)	-	-	-	-	(198)	(685)
At 1 January 2019	742	140	36	(395)	359	112	529	309	1,138	2,970
Income statement	66	-	-	(5)	(55)	23	17	(7)	(94)	(55)
Other comprehensive income and reserves	-	(46)	(175)	(205)	(10)	2	-	8	71	(355)
Other movements	(118)	(2)	-	(4)	(10)	(10)	(23)	(5)	(8)	(180)
	690	92	(139)	(609)	284	127	523	305	1,107	2,380
Assets	719	110	-	31	284	127	523	305	1,329	3,428
Liabilities	(29)	(18)	(139)	(640)	-	-	-	-	(222)	(1,048)
At 31 December 2019	690	92	(139)	(609)	284	127	523	305	1,107	2,380

Assetsa	1,232	188	1	49	735	157	596	341	1,346	4,645
Liabilities	(28)	(143)	(69)	(218)	-	-	-	-	(208)	(666)
At 1 January 2018a	1,204	45	(68)	(169)	735	157	596	341	1,138	3,979
Income statement from continuing operations	61	(9)	-	(124)	(76)	(62)	(104)	(28)	7	(335)
Income statement from discontinued UK banking business	(48)	-	-	-	-	-	-	-	-	(48)
Other comprehensive income and reserves	-	97	103	(98)	(18)	8	1	(10)	(8)	75
Transfer to Barclays Bank UK PLCb	(447)	-	-	-	(279)	-	-	-	(21)	(747)
Other movements	(28)	7	1	(4)	(3)	9	36	6	22	46
	742	140	36	(395)	359	112	529	309	1,138	2,970
Assets	758	175	38	39	359	112	529	309	1,336	3,655
Liabilities	(16)	(35)	(2)	(434)	-	-	-	-	(198)	(685)
At 31 December 2018	742	140	36	(395)	359	112	529	309	1,138	2,970

Notes

a	Due to the adoption of IFRS 9 and IFRS 15 on 1 January 2018, additional deferred tax assets of £627m were recognised.
b	Related to the transfer of deferred tax assets to Barclays Bank UK PLC as part of the disposal of the UK banking business.

Barclays Bank PLC	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Other provisions	Tax losses carried forward	Share based payments and deferred compensation	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	651	171	38	20	182	61	167	79	475	1,844
Liabilities	-	(35)	(2)	(433)	-	-	-	-	(125)	(595)
At 1 January 2019	651	136	36	(413)	182	61	167	79	350	1,249
Income statement	54	-	-	(7)	3	23	200	9	67	349
Other comprehensive income and reserves	-	(47)	(175)	(206)	(9)	2	-	2	71	(362)
Other movements	(115)	1	-	(12)	(4)	(15)	(15)	-	(41)	(201)
	590	90	(139)	(638)	172	71	352	90	447	1,035
Assets	602	108	-	-	172	71	352	90	618	2,013
Liabilities	(12)	(18)	(139)	(638)	-	-	-	-	(171)	(978)
At 31 December 2019	590	90	(139)	(638)	172	71	352	90	447	1,035

Assetsa	1,145	172	1	21	474	51	285	98	629	2,876
Liabilities	-	(142)	(68)	(218)	-	-	-	-	(174)	(602)
At 1 January 2018a	1,145	30	(67)	(197)	474	51	285	98	455	2,274
Income statement from continuing operations	44	9	-	(124)	7	(18)	(119)	(6)	43	(164)
Income statement from discontinued UK banking business	(48)	-	-	-	-	-	-	-	-	(48)
Other comprehensive income and reserves	-	94	103	(93)	(10)	25	-	(4)	(8)	107
Transfer to Barclays Bank UK PLCb	(447)	-	-	-	(279)	-	-	-	(21)	(747)
Other movements	(43)	3	-	1	(10)	3	1	(9)	(119)	(173)
	651	136	36	(413)	182	61	167	79	350	1,249
Assets	651	171	38	20	182	61	167	79	475	1,844
Liabilities	-	(35)	(2)	(433)	-	-	-	-	(125)	(595)
At 31 December 2018	651	136	36	(413)	182	61	167	79	350	1,249

Notes

a	Due to the adoption of IFRS 9 and IFRS 15 on 1 January 2018, additional deferred tax assets of £411m were recognised.
b	Related to the transfer of deferred tax assets to Barclays Bank UK PLC as part of the disposal of the UK banking business.

Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.

The amount of deferred tax liability expected to be settled after more than 12 months for the Barclays Bank Group is £1,050m (2018: £576m) and for Barclays Bank PLC is £973m (2018: £551m). The amount of deferred tax asset expected to be recovered after more than 12 months for the Barclays Bank Group is £2,958m (2018: £2,932m) and for Barclays Bank PLC is £1,794m (2018: £1,546m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Tax losses and temporary differences

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £208m (2018: £174m), unused tax credits of £247m (2018: £203m), and gross tax losses of £18,582m (2018: £16,313m). The tax losses include capital losses of £2,980m (2018: £3,225m). Of these tax losses, £41m (2018: £240m) expire within five years, £239m (2018: £259m) expire within six to ten years, £5,178m (2018: £948m) expire within 11 to 20 years and £13,124m (2018: £14,866m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

For Barclays Bank PLC, deferred tax assets have not been recognised in respect of gross deductible temporary differences of £36m (2018: £82m), unused tax credits of £210m (2018: £198m), and gross tax losses of £3,845m (2018: £7,235m) which includes capital losses of £2,637m (2018: £2,473m). Of these tax losses, £nil (2018: £214m) expire within five years, £nil (2018: £247m) expire within six to ten years, £nil (2018: £nil) expire within 11 to 20 years and £3,845m (2018: £6,774m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Barclays Bank Group investments in subsidiaries, branches and associates

Deferred tax is not recognised in respect of the value of Barclays Bank Group's investments in subsidiaries, branches and associates where the Barclays Bank Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £0.7bn (2018: £0.6bn).

5	Dividends on ordinary shares and other equity instruments
The 2019 financial statements include £233m (2018: £14,585m) of dividends paid. A half year dividend was paid of £233m (2018: £149m).  There was £nil final dividend paid in relation to the prior year (2018: £142m) and £nil dividend in specie paid (2018: £14,294m).  These result in a total dividend for the year of £0.10 (2018: £6.23) per ordinary share.

Dividends paid on preference shares amounted to £41m (2018: £204m).  Dividends paid on the 4.75% €100 preference shares amounted to £409.44 per share (2018: £421.16). Dividends paid on the 6.278% US$100 preference shares amounted to £485.94 per share (2018: £446.17). Dividends paid on the 8.125% US$0.25 preference shares amounted to £nil per share (2018: £1.54).

Dividends paid on other equity instruments amounted to £660m (2018: £647m). For further detail on other equity instruments, please refer to Note 27 of the Barclays Bank PLC Annual Report.

The Directors have approved a full year dividend in respect of 2019 of £263m, which will be paid on 25 March 2020. The financial statements for the year ended 31 December 2019 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2020. Dividends are funded out of distributable reserves

6	Fair value of financial instruments
Accounting for financial assets and liabilities – fair values

Financial instruments that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

All financial instruments are initially recognised at fair value on the date of initial recognition (including transaction costs, other than financial instruments held at fair value through profit or loss) and depending on the subsequent classification of the financial asset or liability, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Barclays Bank Group’s financial assets and liabilities, especially derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data such as in primary issuance and redemption activity for structured notes.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary. The best evidence of an instrument’s fair value on initial recognition is typically the transaction price. However, if fair value can be evidenced by comparison with other observable current market transactions in the same instrument, or is based on a valuation technique whose inputs include only data from observable markets, then the instrument should be recognised at the fair value derived from such observable market data.

For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (Day One profit) is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all model inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 184.

Critical accounting estimates and judgements

The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs (‘Level 3’ assets and liabilities). This note provides information on these instruments, including the related unrealised gains and losses recognised in the period, a description of significant valuation techniques and unobservable inputs, and a sensitivity analysis.

Valuation

IFRS 13 Fair value measurement requires an entity to classify its assets and liabilities according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation technique using observable inputs – Level 2

Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs – Level 3

Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2019				2018
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	59,968	51,105	2,264	113,337	51,029	49,396	3,613	104,038
Financial assets at fair value through the income statement	10,300	115,008	4,162	129,470	8,918	131,682	4,650	145,250
Derivative financial assets	5,439	221,048	3,154	229,641	6,813	210,655	5,215	222,683
Financial assets at fair value through other comprehensive income	11,577	33,400	429	45,406	15,751	28,888	355	44,994
Investment property	-	-	13	13	-	-	9	9
Total assets	87,284	420,561	10,022	517,867	82,511	420,621	13,842	516,974

Trading portfolio liabilities	(19,645)	(15,567)	-	(35,212)	(19,401)	(17,210)	(3)	(36,614)
Financial liabilities designated at fair value	(82)	(204,021)	(343)	(204,446)	(76)	(217,404)	(261)	(217,741)
Derivative financial liabilities	(5,305)	(219,646)	(3,989)	(228,940)	(6,152)	(208,697)	(4,743)	(219,592)
Total liabilities	(25,032)	(439,234)	(4,332)	(468,598)	(25,629)	(443,311)	(5,007)	(473,947)

The following table shows Barclays Bank PLC’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2019				2018
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	43,897	33,283	1,899	79,079	33,925	36,093	3,462	73,480
Financial assets at fair value through the income statement	3,877	155,714	2,909	162,500	3,971	171,381	4,013	179,365
Derivative financial assets	-	226,195	3,143	229,338	-	216,033	5,214	221,247
Financial assets at fair value through other comprehensive income	9,991	33,340	429	43,760	14,571	28,780	355	43,706
Investment property	-	-	5	5	-	-	-	-
Total assets	57,765	448,532	8,385	514,682	52,467	452,287	13,044	517,798

Trading portfolio liabilities	(36,851)	(8,279)	-	(45,130)	(30,425)	(16,201)	-	(46,626)
Financial liabilities designated at fair value	-	(207,444)	(321)	(207,765)	-	(216,715)	(251)	(216,966)
Derivative financial liabilities	-	(221,758)	(3,849)	(225,607)	-	(216,792)	(4,798)	(221,590)
Total liabilities	(36,851)	(437,481)	(4,170)	(478,502)	(30,425)	(449,708)	(5,049)	(485,182)

The following table shows Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

Level 3 Assets and liabilities held at fair value by product type
	2019		2018
	Assets	Liabilities	Assets	Liabilities
Barclays Bank Group	£m	£m	£m	£m
Interest rate derivatives	605	(812)	2,478	(2,456)
Foreign exchange derivatives	291	(298)	192	(185)
Credit derivatives	539	(342)	1,381	(331)
Equity derivatives	1,710	(2,528)	1,136	(1,743)
Commodity derivatives	9	(9)	28	(28)
Corporate debt	521	-	456	-
Reverse repurchase and repurchase agreements	-	(167)	768	-
Non-asset backed loans	3,280	-	4,452	-
Asset backed securities	756	-	688	-
Equity cash products	1,228	-	698	(3)
Private equity investments	112	-	190	-
Othera	971	(176)	1,375	(261)
Total	10,022	(4,332)	13,842	(5,007)

Note

a	Other includes commercial real estate loans, funds and fund-linked products, issued debt, government sponsored debt and investment property.

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of the valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The valuation techniques used, observability and sensitivity analysis for material products within Level 3, are described below.

Interest rate derivatives

Description: Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate and inflation derivatives are generally valued using curves of forward rates constructed from market data to project and discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from market inputs, and use industry standard or bespoke models depending on the product type.

Observability: In general, inputs are considered observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.

Foreign exchange derivatives

Description: Derivatives linked to the foreign exchange (FX) market. The category includes FX forward contracts, FX swaps and FX options. The majority are traded as over the counter (OTC) derivatives.

Valuation: FX derivatives are valued using industry standard and bespoke models depending on the product type. Valuation inputs include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate.

Observability: FX correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Credit derivatives

Description: Derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets (e.g. a securitised product). The category includes single name and index credit default swaps (CDS) and asset backed CDS.

Valuation: CDS are valued on industry standard models using curves of credit spreads as the principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies.

Observability: CDS contracts referencing entities that are actively traded are generally considered observable. Other valuation inputs are considered observable if products with significant sensitivity to the inputs are actively traded in a liquid market. Unobservable valuation inputs are generally determined with reference to recent transactions or inferred from observable trades of the same issuer or similar entities.

Equity derivatives

Description: Exchange traded or OTC derivatives linked to equity indices and single names. The category includes vanilla and exotic equity products.

Valuation: Equity derivatives are valued using industry standard models. Valuation inputs include stock prices, dividends, volatilities, interest rates, equity repurchase curves and, for multi-asset products, correlations.

Observability: In general, valuation inputs are observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Commodity derivatives

Description: Exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: Commodity swaps and options are valued using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and correlations.

Observability: Commodity correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set with reference to similar observable products, or by applying extrapolation techniques to observable inputs.

Corporate debt

Description: Primarily corporate bonds.

Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: Prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by applying a shift to bond yields using the average ranges of external levels observed in the market for similar bonds.

Reverse repurchase and repurchase agreements

Description: Includes securities purchased under resale agreements, securities sold under repurchase agreements, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Repurchase and reverse repurchase agreements are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Non-asset backed loans

Description: Largely made up of fixed rate loans.

Valuation: Fixed rate loans are valued using models that discount expected future cash flows based on interest rates and loan spreads.

Observability: Within this loan population, the loan spread is generally unobservable. Unobservable loan spreads are determined by incorporating funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.

Asset backed securities

Description: Securities that are linked to the cash flows of a pool of referenced assets via securitisation. The category includes residential mortgage backed securities, commercial mortgage backed securities, CDOs, collateralised loan obligations (CLOs) and other asset backed securities.

Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities’ underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics and loan attributes such as loan to value ratio and geographic concentration) and credit ratings (original and current).

Observability: Where an asset backed product does not have an observable market price and the valuation is determined using a discounted cash flow analysis, the instrument is considered unobservable.

Equity cash products

Description: Includes listed equities, Exchange Traded Funds (ETF) and preference shares.

Valuation: Valuation of equity cash products is primarily determined through market observable prices.

Observability: Prices for actively traded equity cash products are considered observable. Unobservable equity prices are generally determined by reference to actively traded instruments that are similar in nature, or inferred via another reasonable method.

Private equity investments

Description: Includes private equity holdings and principal investments.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’ which require the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates.

Other

Description: Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 to Level 2 (2018: there were no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the Level 3 balances during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Assets and liabilities included in disposal groups classified as held for sale and measured at fair value less cost to sell are not included as these are measured at fair value on a non-recurring basis.

Asset and liability transfers between Level 2 and Level 3 are primarily due to 1) an increase or decrease in observable market activity related to an input or 2) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2019					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2019
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	388	126	(52)	-	(311)	1	-	-	45	(77)	120
Non-asset backed loans	2,263	1,844	(2,799)	-	(134)	24	-	-	200	(424)	974
Asset backed securities	664	202	(166)	-	-	(30)	-	-	16	(30)	656
Equity cash products	136	62	(40)	-	-	(31)	-	-	293	(28)	392
Other	162	-	-	-	(1)	(24)	-	-	-	(15)	122
Trading portfolio assets	3,613	2,234	(3,057)	-	(446)	(60)	-	-	554	(574)	2,264

Non-asset backed loans	1,836	235	-	-	(204)	99	(1)	-	-	(1)	1,964
Equity cash products	559	66	-	-	(2)	3	209	-	-	-	835
Private equity investments	191	5	(9)	-	(2)	-	(17)	-	-	(55)	113
Other	2,064	5,716	(5,720)	-	(9)	12	(33)	-	24	(804)	1,250
Financial assets at fair value through the income statement	4,650	6,022	(5,729)	-	(217)	114	158	-	24	(860)	4,162

Non-asset backed loans	-	283	-	-	-	-	-	60	-	-	343
Asset backed securities	-	116	(30)	-	-	-	-	-	-	-	86
Equity cash products	2	-	(1)	-	-	-	-	(1)	-	-	-
Other	353	-	-	-	(135)	-	-	-	-	(218)	-
Financial assets at fair value through other comprehensive income	355	399	(31)	-	(135)	-	-	59	-	(218)	429

Investment property	9	5	-	-	-	-	(1)	-	-	-	13

Trading portfolio liabilities	(3)	-	-	-	-	-	-	-	-	3	-

Financial liabilities designated at fair value	(261)	(179)	10	(42)	41	67	(2)	-	(27)	50	(343)

Interest rate derivatives	22	(9)	-	-	88	(92)	-	-	(177)	(38)	(206)
Foreign exchange derivatives	7	-	-	-	25	(12)	-	-	(32)	5	(7)
Credit derivatives	1,050	(59)	3	-	(866)	76	-	-	(9)	3	198
Equity derivatives	(607)	(296)	(35)	-	(2)	(296)	-	-	(37)	453	(820)
Net derivative financial instrumentsa	472	(364)	(32)	-	(755)	(324)	-	-	(255)	423	(835)

Total	8,835	8,117	(8,839)	(42)	(1,512)	(203)	155	59	296	(1,176)	5,690

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2018	Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2018
						Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	871	108	(88)	-	(23)	9	-	-	39	(528)	388
Non-asset backed loans	166	5,514	(3,480)	-	-	-	-	-	71	(8)	2,263
Asset backed securities	627	205	(168)	-	(2)	(21)	-	-	58	(35)	664
Equity cash products	68	18	(9)	-	-	(16)	-	-	107	(32)	136
Other	245	18	(55)	-	(20)	(32)	-	-	145	(139)	162
Trading portfolio assets	1,977	5,863	(3,800)	-	(45)	(60)	-	-	420	(742)	3,613

Non-asset backed loans	6,073	364	(4,432)	-	(194)	25	-	-	-	-	1,836
Private equity investments	688	188	(7)	-	(231)	2	(10)	-	60	(499)	191
Equity cash products	398	87	(1)	-	-	1	74	-	-	-	559
Other	360	6,624	(4,920)	-	(47)	29	18	-	-	-	2,064
Financial assets at fair value through the income statement	7,519	7,263	(9,360)	-	(472)	57	82	-	60	(499)	4,650

Equity cash products	36	-	(16)	-	-	-	-	-	-	(18)	2
Private equity investments	129	-	-	-	-	-	-	-	-	(129)	-
Other	40	-	-	-	-	-	-	(1)	314	-	353
Financial assets at fair value through other comprehensive income	205	-	(16)	-	-	-	-	(1)	314	(147)	355

Investment property	116	9	(115)	-	-	-	(1)	-	-	-	9

Trading portfolio liabilities	(4)	-	-	-	-	(3)	-	-	-	4	(3)

Financial liabilities designated at fair value	(480)	-	-	(4)	14	33	(3)	-	(225)	404	(261)

Interest rate derivatives	(150)	1	(1)	-	196	(25)	-	-	(71)	72	22
Foreign exchange derivatives	37	-	-	-	(9)	5	-	-	(13)	(13)	7
Credit derivatives	1,146	(6)	3	-	(12)	(85)	-	-	7	(3)	1,050
Equity derivatives	(896)	72	(570)	-	125	73	1	-	128	460	(607)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-	-
Net derivative financial instrumentsa	137	67	(568)	-	300	(32)	1	-	51	516	472

Total	9,470	13,202	(13,859)	(4)	(203)	(5)	79	(1)	620	(464)	8,835

Note

a
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £3,154m (2018: £5,215m) and derivative financial liabilities are £3,989m (2018: £4,743m).

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2019					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2019
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	3,462	2,098	(2,939)	-	(445)	(80)	-	-	364	(561)	1,899
Financial assets at fair value through the income statement	4,013	5,903	(6,125)	-	(174)	109	(35)	-	23	(805)	2,909
Fair value through other comprehensive income	355	398	(30)	-	(135)	60	(1)	-	-	(218)	429
Investment property	-	5	-	-	-	-	-	-	-	-	5
Financial liabilities designated at fair value	(251)	(221)	10	-	38	66	-	-	(13)	50	(321)
Net derivative financial instrumentsa	416	(363)	97	-	(785)	(296)	-	-	(127)	352	(706)
Total	7,995	7,820	(8,987)	-	(1,501)	(141)	(36)	-	247	(1,182)	4,215

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2018					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2019
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	1,929	5,722	(3,724)	-	(44)	(45)	-	-	354	(730)	3,462
Financial assets at fair value through the income statement	7,404	6,867	(9,356)	-	(78)	(6)	73	-	12	(903)	4,013
Fair value through other comprehensive income	187	-	(16)	-	-	-	-	(1)	314	(129)	355
Financial liabilities designated at fair value	(226)	-	-	(4)	6	33	-	-	(225)	165	(251)
Net derivative financial instrumentsa	(16)	67	(568)	-	354	11	1	-	51	516	416
Total	9,278	12,656	(13,664)	(4)	238	(7)	74	(1)	506	(1,081)	7,995

Note

a
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £3,143m (2018: £5,214m) and derivative financial liabilities are £3,849m (2018: £4,798m).

Unrealised gains and losses on Level 3 financial assets and liabilities

The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2019				2018
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
Barclays Bank Group	Trading income	Other income		Total	Trading income	Other income		Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(57)	-	-	(57)	(60)	-	-	(60)
Financial assets at fair value through the income statement	101	199	-	300	44	68	-	112
Fair value through other comprehensive income	-	-	60	60	-	-	(1)	(1)
Investment property	-	(1)	-	(1)	-	(1)	-	(1)
Trading portfolio liabilities	-	-	-	-	(3)	-	-	(3)
Financial liabilities designated at fair value	64	-	-	64	55	-	-	55
Net derivative financial instruments	(459)	-	-	(459)	(14)	-	-	(14)
Total	(351)	198	60	(93)	22	67	(1)	88

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2019				2018
	Income statement		Other compre-hensive income	Total	Income statement		Other compre-hensive income	Total
Barclays Bank PLC	Trading income	Other income			Trading income	Other income
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(100)	-	-	(100)	(45)	-	-	(45)
Financial assets at fair value through the income statement	99	212	-	311	40	58	-	98
Fair value through other comprehensive income	-	-	60	60	-	-	(1)	(1)
Financial liabilities designated at fair value	66	-	-	66	55	-	-	55
Net derivative financial instruments	(430)	-	-	(430)	29	-	-	29
Total	(365)	212	60	(93)	79	58	(1)	136

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s) a	Significant unobservable inputs	2019 Range		2018 Range
			Min	Max	Min	Max	Unitsb
Derivative financial instrumentsc
Interest rate derivatives	Discounted cash flows	Inflation forwards	1	3	1	2%
		Credit spread	41	1,620	6	897	bps
	Comparable pricing	Price	-	37	-	100	points
	Option model	Inflation volatility	47	190	33	174	bps vol
		Interest rate volatility	8	431	10	199	bps vol
		IR - IR correlation	(30)	100	(26)	100%
Credit derivatives	Discounted cash flows	Credit spread	72	200	142	209	bps
	Comparable pricing	Price	-	155	10	96	points
Equity derivatives	Option model	Equity volatility	1	200	2	81%
		Equity - equity correlation	(20)	100	(100)	100%
	Discounted cash flow	Discounted margin	(500)	1,100	(171)	301	bps
Non-derivative financial instruments
Non-asset backed loans	Discounted cash flows	Loan spread	31	624	30	196	bps
		Credit spread	180	1,223	25	800	bps
		Price	-	133	-	118	points
	Comparable pricing	Price	-	123	-	100	points
Asset backed securities	Comparable pricing	Price	-	99	-	102	points
Otherd	Discounted cash flows	Credit spread	126	649	143	575	bps

Notes

a	A range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions.
b
The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.

c
Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 41-1,620bps (2018: 6-897bps).

d	Other includes commercial real estate loans, funds and fund-linked products, issued debt, government sponsored debt and investment property.

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement, a description of those interrelationships is included below.

Forwards

A price or rate that is applicable to a financial transaction that will take place in the future.

In general, a significant increase in a forward in isolation will result in a fair value increase for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Credit spread

Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in credit spread in isolation will result in a movement in a fair value decrease for a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Volatility

Volatility is a measure of the variability or uncertainty in return for a given derivative underlying. It is an estimate of how much a particular underlying instrument input or index will change in value over time. In general, volatilities are implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, and the strike/maturity profile of a specific contract.

In general, a significant increase in volatility in isolation will result in a fair value increase for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be interrelationships between unobservable volatilities and other unobservable inputs (e.g. when equity prices fall, implied equity volatilities generally rise) but these are generally specific to individual markets and may vary over time.

Correlation

Correlation is a measure of the relationship between the movements of two variables. Correlation can be a significant input into valuation of derivative contracts with more than one underlying instrument. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a CDO structure.

A significant increase in correlation in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Comparable price

Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable instrument, then adjusting that yield (or spread) to account for relevant differences such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable and unobservable instruments in order to establish a value.

In general, a significant increase in comparable price in isolation will result in an increase in the price of the unobservable instrument. For derivatives, a change in the comparable price in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Loan spread

Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.

The ESHLA portfolio primarily consists of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of near zero defaults since inception. While the overall loan spread range is from 31bps to 624bps (2018: 30bps to 196bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 99% of the loan notional being valued with spreads less than 200bps consistently for both years.

In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Sensitivity analysis of valuations using unobservable inputs
	2019				2018
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	44	-	(127)	-	80	-	(162)	-
Foreign exchange derivatives	5	-	(7)	-	7	-	(10)	-
Credit derivatives	73	-	(47)	-	126	-	(73)	-
Equity derivatives	114	-	(119)	-	110	-	(112)	-
Commodity derivatives	-	-	-	-	1	-	(1)	-
Corporate debt	11	-	(16)	-	10	-	(2)	-
Non asset backed loans	125	8	(228)	(8)	141	-	(210)	-
Equity cash products	123	-	(175)	-	121	-	(155)	-
Private equity investments	16	-	(25)	-	-	-	(10)	-
Othera	1	-	(1)	-	2	-	(2)	-
Total	512	8	(745)	(8)	598	-	(737)	-

Note

a	Other includes commercial real estate loans, funds and fund-linked products, issued debt, government sponsored debt and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £520m (2018: £598m) or to decrease fair values by up to £753m (2018: £737m) with substantially all the potential effect impacting profit and loss rather than reserves.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	2019	2018
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(420)	(451)
Uncollateralised derivative funding	(57)	(47)
Derivative credit valuation adjustments	(135)	(125)
Derivative debit valuation adjustments	155	237

Exit price adjustments derived from market bid-offer spreads

Barclays Bank Group uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the exit level for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy.

Bid-offer levels are generally derived from market quotes such as broker data. Less liquid instruments may not have a directly observable bid-offer level. In such instances, an exit price adjustment may be derived from an observable bid-offer level for a comparable liquid instrument, or determined by calibrating to derivative prices, or by scenario or historical analysis.

Exit price adjustments derived from market bid-offer spreads have decreased by £31m to £420m as a result of movements in market bid offer spreads.

Discounting approaches for derivative instruments

Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant credit support annex (CSA). The CSA aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

Uncollateralised

A fair value adjustment of £57m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Funding Fair Value Adjustment (FFVA). FFVA has increased by £10m to £57m as a result of increase in underlying derivative exposures.

FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2019 was to reduce FFVA by £170m (2018: £141m).

Derivative credit and debit valuation adjustments

CVA and DVA are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays Bank Group’s own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. CVA and DVA are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include (but are not limited to) corporates, sovereigns and sovereign agencies and supranationals.

Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.

Probability of default and recovery rate information is generally sourced from the CDS markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £36m (2018: £50m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way,’ or ‘right-way’ risk, is not systematically incorporated into the CVA calculation but is adjusted where the underlying exposure is directly related to the counterparty.

CVA increased by £10m to £135m as a result of increase in underlying derivative exposures offset by general tightening in Credit Spreads. DVA decreased by £82m to £155m, as a result of tightening in Barclays’ credit spreads.

Barclays continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate.

Portfolio exemptions

Barclays Bank Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £100m (2018: £127m) for financial instruments measured at fair value and £31m (2018: £31m) for financial instruments carried at amortised cost. The decrease in financial instruments measured at fair value of £27m (2018: £32m increase) was driven by additions £40m (2018: £65m) offset by a transfer out of £nil (2018: £15m) to Barclays Bank UK PLC and £67m (2018: £18m) of amortisation and releases.  The decrease of £nil (2018: £222m) in financial instruments carried at amortised cost was driven by the transfer out of £nil (2018: £222m) to Barclays Bank UK PLC and £2m (2018: £2m) of amortization and releases offset by additions of £2m (2018: £2m).

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,218m (2018: £4,797m).

Comparison of carrying amounts and fair values

The following tables summarises the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank Group’s and Barclays Bank PLC’s balance sheet:

Barclays Bank Group	2019					2018
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised costa	141,636	141,251	6,827	69,289	63,133	136,959	137,435	223	66,703	68,452
Reverse repurchase agreements and other similar secured lending	1,731	1,731	-	1,731	-	1,613	1,613	-	1,613	-

Financial liabilities
Deposits at amortised cost	(213,881)	(213,897)	(135,398)	(78,494)	(5)	(199,337)	(199,337)	(157,440)	(41,897)	-
Repurchase agreements and other similar secured borrowing	(2,032)	(2,032)	-	(2,032)	-	(7,378)	(7,378)	-	(7,378)	-
Debt securities in issue	(33,536)	(33,529)	-	(31,652)	(1,877)	(39,063)	(39,083)	-	(36,967)	(2,116)
Subordinated liabilities	(33,425)	(34,861)	-	(34,861)	-	(35,327)	(36,174)	-	(36,174)	-

Note

a
The fair value hierarchy for finance lease receivables presented within loans and advances at amortised cost, with fair value amounting to £2,002m (2018: £2,057m), is not required as part of the standard.

Barclays Bank PLC	2019					2018
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost	161,663	161,007	6,827	124,665	29,515	156,764	156,012	223	118,005	37,784
Reverse repurchase agreements and other similar secured lending	4,939	4,939	-	4,939	-	5,766	5,766	-	5,766	-

Financial liabilities
Deposits at amortised cost	(240,631)	(240,630)	(111,940)	(128,685)	(5)	(231,017)	(231,017)	(141,536)	(89,481)	-
Repurchase agreements and other similar secured borrowing	(9,185)	(9,185)	-	(9,185)	-	(11,113)	(11,113)	-	(11,113)	-
Debt securities in issue	(19,883)	(19,899)	-	(19,899)	-	(26,391)	(26,428)	-	(26,249)	(179)
Subordinated liabilities	(33,205)	(34,616)	-	(34,616)	-	(35,085)	(35,894)	-	(35,894)	-

The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Financial assets

The carrying value of financial assets held at amortised cost (including loans and advances to banks and customers, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the relevant accounting policy in Note 18 of the Barclays Bank PLC Annual Report.

Loans and advances at amortised cost

The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.

Reverse repurchase agreements and other similar secured lending

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Financial liabilities

The carrying value of financial liabilities held at amortised cost (including customer accounts, other deposits, repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy in Note 1.

Deposits at amortised cost

In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently, such as customer accounts and other deposits and short-term debt securities.

The fair value for deposits with longer-term maturities, mainly time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently the fair value discount is minimal.

Repurchase agreements and other similar secured borrowing

The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Debt securities in issue

Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value.

Subordinated liabilities

Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issuer concerned or issuers with similar terms and conditions.

7	Provisions
Accounting for provisions

The Barclays Bank Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists; for example, when the Barclays Bank Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. Provision is made for undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

Critical accounting estimates and judgements

The financial reporting of provisions involves a significant degree of judgement and is complex. Identifying whether a present obligation exists and estimating the probability, timing, nature and quantum of the outflows that may arise from past events requires judgements to be made based on the specific facts and circumstances relating to individual events and often requires specialist professional advice. When matters are at an early stage, accounting judgements and estimates can be difficult because of the high degree of uncertainty involved. Management continues to monitor matters as they develop to re-evaluate on an ongoing basis whether provisions should be recognised, however there can remain a wide range of possible outcomes and uncertainties, particularly in relation to legal, competition and regulatory matters, and as a result it is often not practicable to make meaningful estimates even when matters are at a more advanced stage.

The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates. Customer redress and legal, competition and regulatory matters are areas where a higher degree of professional judgement is required. The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See below for information on payment protection redress and Note 25 of the Barclays Bank PLC Annual Report for more detail of legal, competition and regulatory matters.

			Undrawn contractually committed facilities and guarantees provideda		Legal, competition and regulatory matters
	Onerous contracts	Redundancy and restructuring		Customer redress		Sundry provisions	Total
	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
As at December 2018	90	68	217	127	411	214	1,127
Effects of changes in accounting policiesb	(46)	-	-	-	-	-	(46)
As at 1 January 2019	44	68	217	127	411	214	1,081
Additions	11	86	373	20	286	35	811
Amounts utilised	(30)	(60)	-	(66)	(302)	(48)	(506)
Unused amounts reversed	-	(29)	(332)	(15)	(16)	(13)	(405)
Exchange and other movements	(5)	(2)	(6)	5	(5)	(17)	(30)
As at 31 December 2019	20	63	252	71	374	171	951

Barclays Bank PLC
As at December 2018	18	46	174	83	347	150	818
Effects of changes in accounting policiesb	(5)	-	-	-	-	-	(5)
As at 1 January 2019	13	46	174	83	347	150	813
Additions	3	35	351	6	170	39	604
Amounts utilised	(10)	(26)	-	(31)	(273)	(45)	(385)
Unused amounts reversed	(1)	(15)	(300)	(10)	(14)	(7)	(347)
Exchange and other movements	(1)	(17)	(11)	-	(2)	(24)	(55)
As at 31 December 2019	4	23	214	48	228	113	630

Note

a	Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9.
b
Upon adoption of IFRS 16 on 1 January 2019, £46m of onerous lease provisions in Barclays Bank Group and £5m in Barclays Bank PLC were transferred to right of use asset impairment allowance. Please see note 1 for further detail.

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2019 for Barclays Bank Group were £739m (2018: £791m) and for Barclays Bank PLC were £491m (2018: £625m).

Onerous contracts

Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.

Redundancy and restructuring

These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed, where total costs are now expected to be lower than the original provision amount.

Undrawn contractually committed facilities and guarantees

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. Provisions are made if it is probable that a facility will be drawn and the resulting asset is expected to have a realisable value that is less than the amount advanced.

Customer redress

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of Barclays Bank Group’s business activities. Provisions for other customer redress include smaller provisions across the corporate businesses which are expected to be utilised in the next 12-24 months.

Legal, competition and regulatory matters

The Barclays Bank Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, please refer to Note 25 of the Barclays Bank PLC Annual Report.

Sundry provisions

This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

8	Contingent liabilities and commitments
Accounting for contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	Barclays Bank Group		Barclays Bank PLC
	2019	2018	2019	2018
	£m	£m	£m	£m
Guarantees and letters of credit pledged as collateral security	17,006	15,046	21,818	21,303
Performance guarantees, acceptances and endorsements	6,771	4,348	5,525	4,349
Total contingent liabilities	23,777	19,394	27,343	25,652
Of which: Financial guarantees carried at fair value	43	4	43	4

Documentary credits and other short-term trade related transactions	1,291	1,741	1,216	1,741
Standby facilities, credit lines and other commitments	268,736	256,027	189,634	189,991
Total commitments	270,027	257,768	190,850	191,732
Of which: Loan commitments carried at fair value	17,660	11,703	17,023	11,703

Provisions held against contingent liabilities and commitments equal £252m (2018: £217m) for Barclays Bank Group and £214m (2018: £174m) for Barclays Bank PLC.

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 25 of the Barclays Bank PLC Annual Report.

9	Legal, competition and regulatory matters
Barclays Bank PLC and the Barclays Bank Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 23, Provisions, of the Barclays Bank PLC Annual Report. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.

Investigations into certain advisory services agreements and other matters and civil action

FCA proceedings

In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA), is conducting an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the UK Serious Fraud Office (SFO) proceedings pending against certain former Barclays executives. All charges brought by the SFO against Barclays PLC and Barclays Bank PLC in relation to the Agreements were dismissed in 2018.

Civil action

PCP Capital Partners LLP and PCP International Finance Limited (PCP) are seeking damages of approximately £1.6bn from Barclays Bank PLC for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. Barclays Bank PLC is defending the claim and trial is scheduled to commence in June 2020.

Investigation into historic hiring practices

In 2019, the Barclays Group reached a settlement of $6.4m with the US Securities and Exchanges Commission (SEC) in relation to certain of its hiring practices in Asia, resolving this matter.

Investigations into LIBOR and other benchmarks and related civil actions

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The SFO has closed its investigation with no action to be taken against the Barclays Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks. Certain actions remain pending.

USD LIBOR civil actions

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays has previously settled certain claims. Two of the class action settlements where Barclays has paid $20m and $7.1m, respectively, remain subject to final court approval and/or the right of class members to opt out of the settlement to file their own claims.

Sterling LIBOR civil actions

In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in December 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. In 2017, this action was dismissed in full and the plaintiffs have appealed the dismissal.

SIBOR/SOR civil action

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs have appealed the dismissal.

ICE LIBOR civil actions

In 2019, several putative class actions have been filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants have filed a motion to dismiss.

Non-US benchmarks civil actions

Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.

Foreign Exchange investigations and related civil actions

In 2015, the Barclays Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market. Under the related plea agreement with the US Department of Justice (DoJ), which received final court approval in January 2017, the Barclays Group agreed to a term of probation of three years. The Barclays Group also continues to provide relevant information to certain authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Barclays Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Barclays Group paid penalties totalling approximately CHF 27m. The financial impact of the ongoing matters is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.

A number of individuals and corporates in a range of jurisdictions have also threatened or brought civil actions against the Barclays Group and other banks in relation to alleged manipulation of Foreign Exchange markets, and may do so in the future. Certain actions remain pending.

FX opt out civil action

In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants.

Retail basis civil action

In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Group and all other defendants. The plaintiffs have filed an amended complaint.

State law FX civil action

In 2017, the SDNY dismissed consolidated putative class actions brought under federal and various state laws on behalf of proposed classes of (i) stockholders of Exchange Traded Funds and others who purportedly were indirect investors in FX instruments, and (ii) investors who traded FX instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. The plaintiffs’ amended complaint as to their state law claims is pending.

Non-US FX civil actions

In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

Metals investigations and related civil actions

Barclays Bank PLC previously provided information to the DoJ, the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.

A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of US antitrust and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX (formerly, Barclays Capital Services Limited), alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil actions

There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007 (the Acquired Subsidiary). The unresolved repurchase requests received as at 31 December 2019 had an original unpaid principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.

These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached a settlement to resolve two of the repurchase actions, which is subject to final court approval. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.

Government and agency securities civil actions and related matters

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets. The Barclays Group provided information in cooperation with such investigations. Civil actions have also been filed on the basis of similar allegations, as described below.

Treasury auction securities civil actions

Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.

Supranational, Sovereign and Agency bonds civil actions

Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX (formerly, Barclays Services Limited), Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.

In one of the actions filed in the SDNY, the court granted the defendants’ motion to dismiss the plaintiffs’ complaint with respect to Barclays Bank PLC and certain Barclays Group entities. Defendants have filed a motion to dismiss those plaintiffs’ remaining claims against BCI. The remaining action filed in the SDNY is stayed.

Variable Rate Demand Obligations civil actions

Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Two putative class action complaints, which have been consolidated, have been filed in the SDNY.

Government bond civil actions

In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US government sponsored entity bonds in violation of US antitrust law. BCI has agreed a settlement of $87m, subject to court approval. In 2019, the Louisiana Attorney General and the City of Baton Rouge each filed a complaint against Barclays Bank PLC and other financial institutions making similar allegations as the class action plaintiffs.

In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim, subject to court approval. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.

Civil actions in respect of the US Anti-Terrorism Act

There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants’ motion to dismiss one action in the EDNY, and plaintiffs have filed a notice of appeal. The defendants have moved to dismiss two other EDNY actions. The court also granted the defendants’ motion to dismiss another action in the SDNY, but the plaintiffs have moved to file an amended complaint. The remaining actions are stayed pending decisions in these cases.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In November 2018 and July 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

Portuguese Competition Authority investigation

The Portuguese Competition Authority found that a subsidiary of Barclays Bank PLC and other banks violated competition law by exchanging information about retail credit products relating to mortgages, consumer lending and lending to small and medium enterprises. The Barclays Group applied for immunity and received no fine.

Investigation into collections and recoveries relating to unsecured lending

Since February 2018, the FCA has been investigating whether the Barclays Group implemented effective systems and controls with respect to collections and recoveries and whether it paid due consideration to the interests of customers in default and arrears. The FCA investigation is at an advanced stage.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).

Local authority civil actions concerning LIBOR

Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities have brought claims against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) asserting that they entered into loans in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays has applied to strike out the claims.

General

The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

10	Subordinated liabilities
Accounting for subordinated liabilities

Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9.

	Barclays Bank Group		Barclays Bank PLC
	2019	2018	2019	2018
	£m	£m	£m	£m
As at 1 January	35,327	24,193	35,085	24,203
Issuances	6,785	221	6,627	-
Redemptions	(7,804)	(3,246)	(7,632)	(3,246)
Other	(883)	14,159	(875)	14,128
As at 31 December	33,425	35,327	33,205	35,085

Issuances of £6,785m comprises £3,534m intra-group loans from and £3,093m intra-group notes to Barclays PLC as well as £158m externally issued USD Floating Rate Notes.

Redemptions of £7,804m comprises £3,033m externally issued Step-up Callable Perpetual Reserve Capital Instruments, £43m externally issued EUR Floating Rate Notes, £4,556m intra-group loans from Barclays PLC, £158m externally issued USD Floating Rate Notes and £14m externally issued JPY Floating Rate Loans.

Other movements predominantly include foreign exchange and accrued interest, partially offset by fair value hedge adjustments.

Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group		Barclays Bank PLC
	2019	2018	2019	2018
	£m	£m	£m	£m
Undated subordinated liabilities	1,073	4,313	1,211	4,454
Dated subordinated liabilities	32,352	31,014	31,994	30,631
Total subordinated liabilities	33,425	35,327	33,205	35,085

None of the Barclays Bank Group’s subordinated liabilities are secured.

Undated subordinated liabilities		Barclays Bank Group		Barclays Bank PLC
		2019	2018	2019	2018
	Initial call date	£m	£m	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	16	16	16	16
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	203	199	203	199
Reserve Capital Instruments (RCIs)
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	-	34	-	34
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	-	3,189	-	3,189
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	53	51	53	51
Undated Notes
7.125% Undated Subordinated Notes	2020	165	173	165	173
6.125% Undated Subordinated Notes	2027	42	42	42	42
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	29	30	100	104
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)	Any interest payment date	92	95	126	130
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)	Any interest payment date	191	199	224	231
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21	21	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	81	83	81	83
9% Permanent Interest Bearing Capital Bonds	At any time	44	44	44	44
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	55	56	55	56
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	81	81	81	81
Total undated subordinated liabilities		1,073	4,313	1,211	4,454

Undated subordinated liabilities

Undated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated subordinated liabilities are described below:

Subordination

All undated subordinated liabilities rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs ranking pari passu with each other.

Interest

All undated subordinated liabilities bear a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 1, Series 2 and Series 3 Undated Notes which are floating rate at rates fixed periodically in advance based on the related interbank rate.

After the initial call date, in the event that they are not redeemed, the 7.125%, 6.125% Undated Notes, and the 9.25% Bonds will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated subordinated liabilities will bear interest at rates fixed periodically in advance based on London interbank rates.

Payment of interest

Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 9.25% Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of Barclays Bank PLC. Barclays Bank PLC is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 month interest period, a dividend has not been paid on any class of its share capital. Interest not paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, Barclays Bank PLC and Barclays PLC declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless Barclays Bank PLC satisfies a specified solvency test.

Barclays Bank PLC may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, and (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment. Whilst such deferral is continuing, neither Barclays Bank PLC nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Barclays Bank PLC may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as Barclays Bank PLC next makes a payment of interest on the TONs, neither Barclays Bank PLC nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of Barclays Bank PLC’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

All undated subordinated liabilities are repayable, at the option of Barclays Bank PLC generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 7.125%, 6.125% Undated Notes and the 9.25% Bonds on any fifth anniversary after the initial call date. In addition, each issue of undated subordinated liabilities is repayable, at the option of Barclays Bank PLC, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated subordinated liabilities are non-convertible.

Dated subordinated liabilities			Barclays Bank Group		Barclays Bank PLC
			2019	2018	2019	2018
	Initial call date	Maturity date	£m	£m	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Floating Rate Subordinated Notes (EUR 50m)		2019	-	45	-	45
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	832	851	832	851
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,375	1,474	1,375	1,474
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	239	256	239	256
Subordinated Floating Rate Notes (EUR 100m)		2021	85	89	85	89
10% Fixed Rate Subordinated Notes		2021	2,157	2,194	2,157	2,194
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,123	1,143	1,123	1,143
Subordinated Floating Rate Notes (EUR 50m)		2022	43	45	43	45
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	957	1,032	957	1,032
7.625% Contingent Capital Notes (USD 3,000m)		2022	2,453	2,502	2,453	2,502
Subordinated Floating Rate Notes (EUR 50m)		2023	42	45	42	45
5.75% Fixed Rate Subordinated Notes		2026	350	351	350	351
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	105	107	105	107
6.33% Subordinated Notes		2032	62	61	62	61
Subordinated Floating Rate Notes (EUR 68m)		2040	58	61	58	61
External issuances by other subsidiaries		2021-2024	358	384	-	-
Barclays Bank PLC notes issued intra-group to Barclays PLC
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,309	1,361	1,309	1,361
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	116	116	116	116
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,036	1,001	1,036	1,001
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	944	911	944	911
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	994	-	994	-
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	651	-	651	-
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	849	-	849	-
Floating Rate Subordinated Notes (USD 456m)		2047	350	-	350	-
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			7,548	10,147	7,548	10,147
Various Subordinated Floating Rate Loans			1,094	1,023	1,094	1,023
Various Fixed Rate Subordinated Callable Loans			5,225	3,754	5,225	3,754
Various Subordinated Floating Rate Callable Loans			1,997	2,061	1,997	2,061
Total dated subordinated liabilities			32,352	31,014	31,994	30,630

Dated subordinated liabilities

Dated subordinated liabilities are issued by Barclays Bank PLC and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:

Currency and maturity

In addition to the individual dated subordinated liabilities listed in the table, the £15,864m of intra-group loans is made up of various fixed, fixed to floating and floating rate loans from Barclays PLC with notional amounts denominated in USD 13,187m, EUR 3,024m, GBP 250m, JPY 233,600m, AUD 1,715m, SEK 500m, NOK 970m and CHF 175m, with maturities ranging from 2020 to 2047. Certain intra-group loans have a call date one year prior to their maturity.

Subordination

All dated subordinated liabilities, both externally issued and issued intra-group to Barclays PLC, rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated subordinated liabilities and the holders of their equity. The Barclays Bank PLC intra-group loans from Barclays PLC rank pari passu amongst themselves but ahead of the Barclays Bank PLC notes issued intra-group to Barclays PLC and the Barclays Bank PLC externally issued subordinated liabilities. The external dated subordinated liabilities issued by subsidiaries, are similarly subordinated as the external subordinated liabilities issued by Barclays Bank PLC.

Interest

Interest on floating rate notes and loans is set by reference to market rates at the time of issuance and fixed periodically in advance, based on the related interbank or local bank rates.

Interest on fixed rate notes and loans is set by reference to market rates at the time of issuance and fixed until maturity.

Interest on fixed rate callable notes and loans is set by reference to market rates at the time of issuance and fixed until the call date.  After the call date, in the event that the notes or loans are not redeemed, the interest rate will be re-set to either a fixed or floating rate until maturity based on market rates.

Repayment

Those subordinated liabilities with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated subordinated liabilities outstanding at 31 December 2019 are redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, to certain changes in legislation or regulations.

Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Barclays Group) for nil consideration in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7.0%.

11	Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Ordinary share capital	Preference share capital	Share premium	Total share capital and share premium	Other equity instruments
	£m	£m	£m	£m	£m
As at 1 January 2019	2,342	6	-	2,348	7,595
AT1 securities issuance	-	-	-	-	2,302
AT1 securities redemption	-	-	-	-	(1,574)
As at 31 December 2019	2,342	6	-	2,348	8,323

As at 1 January 2018	2,342	19	12,092	14,453	8,982
AT1 securities issuance	-	-	-	-	1,925
AT1 securities redemption	-	-	-	-	(1,242)
Redemption of preference shares	-	(13)	-	(13)	-
Capital reorganisation	-	-	(12,092)	(12,092)	-
Net equity impact of intra-group transfers	-	-	-	-	(2,070)
As at 31 December 2018	2,342	6	-	2,348	7,595

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2019, comprised 2,342m (2018: 2,342m) ordinary shares of £1 each.

Preference shares

The issued preference share capital of Barclays Bank PLC, as at 31 December 2019, comprised 1,000 Sterling Preference Shares of £1 each (2018: 1,000); 31,856 Euro Preference Shares of €100 each (2018: 31,856); and 58,133 US Dollar Preference Shares of $100 each (2018: 58,133).

Ordinary share capital, preference share Capital and share premium constitutes 100% (2018: 100%) of total share capital and share premium issued.

Sterling £1 Preference Shares

1,000 Sterling cumulative callable preference shares of £1 each (the £1 Preference Shares) were issued on 31 December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive Sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the Sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if: (1) it has profits available for the purpose of distribution under the Companies Act 2006 as at each dividend payment date; and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if: (1) it is able to pay its debts to senior creditors as they fall due; and (2) its auditors have reported within the previous six months that its assets exceed its liabilities. If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up.

On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares will have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital.

The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Euro Preference Shares

140,000 Euro 4.75% non-cumulative callable preference shares of €100 each (the 4.75% Preference Shares) were issued on 15 March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15 March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 March 2020, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of $100 each (the 6.278% Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8 June 2005 for a consideration of $995.4m (£548.1m), of which the nominal value was $10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of $10,000 per preference share until 15 December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2034, and on each dividend payment date thereafter at $10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

106 million US Dollar 8.125% non-cumulative callable preference shares of $0.25 each (the 8.125% Preference Shares), represented by 106 million American Depositary Shares, Series 5, were issued on 11 April 2008 and 25 April 2008 for a total consideration of $2,650m (£1,345m), of which the nominal value was $26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of $25 per preference share.

The 8.125% Preference Shares were redeemed in full on December 15, 2018, with payment being made on Monday, December 17, 2018.

No redemption or purchase of any 4.75% Preference Shares and the 6.278% Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior approval of the UK PRA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders: (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the Preference Shares; (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the Preference Shares; and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the Preference Shares.

The holders of the £13m 6% Callable Perpetual Core Tier One Notes and the $179m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the £35m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the £33m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.75% Preference Share and $10,000 per 6.278% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of: (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend; and (2) the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the preference shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the preference shares (requiring a majority of not less than three-fourths of the holders of the preference shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

Capital Reorganisation

On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays Bank PLC, with the balance of £12,092m credited to retained earnings.

Other equity instruments

Other equity instruments of £8,323m (2018: £7,595m) include AT1 securities that are issued to the market by Barclays PLC. Barclays PLC uses funds from the market issuance to purchase AT1 from Barclays Bank Group. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.

In 2019, there were three issuances of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (2018: one issuance) totalling £2,302m (2018: £1,925m). There were also two redemptions in 2019 (2018: one redemption) totalling £1,574m (2018: £1,242m).

AT1 equity instruments
		2019	2018
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
6.625% Perpetual Subordinated Contingent Convertible Securities (USD 1,211m)	2019	-	715
6.5% Perpetual Subordinated Contingent Convertible Securities (EUR 1,077m)	2019	-	860
8.0% Perpetual Subordinated Contingent Convertible Securities (EUR 1,000m)	2020	836	836
7.875% Perpetual Subordinated Contingent Convertible Securities	2022	1,000	1,000
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,136	1,136
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	500	500
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)	2023	1,925	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	623
8% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2024	1,509	-
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	299	-
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	495	-
Total AT1 equity instruments		8,323	7,595

12	Reserves
Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group net investment in foreign operations, net of the effects of hedging.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the changes in the fair value of fair value through other comprehensive income investments since initial recognition.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

Other reserves and other shareholders’ equity

Other reserves relate to redeemed ordinary and preference shares issued by the Barclays Bank Group.

Included in other shareholders’ equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable at the option of the Barclays Bank PLC, in whole on any interest payment date. Barclays Bank PLC is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

	Barclays Bank Group		Barclays Bank PLC
	2019	2018	2019	2018
	£m	£m	£m	£m
Currency translation reserve	3,383	3,927	659	857
Fair value through other comprehensive income reserve	(139)	(298)	(141)	(302)
Cash flow hedging reserve	388	(123)	403	(123)
Own credit reserve	(373)	(121)	(315)	(121)
Other reserves and other shareholders' equity	(24)	(24)	72	72
Total	3,235	3,361	678	383

13	Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non-controlling interest
	2019	2018	2019	2018	2019	2018
	£m	£m	£m	£m	£m	£m
Other non-controlling interests	-	-	-	2	-	-

14	Pensions and post-retirement benefits
Accounting for pensions and post-retirement benefits

The Barclays Bank Group operates a number of pension schemes and post-employment benefit schemes.

Defined contribution schemes – the Barclays Bank Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Barclays Bank Group recognises its obligations to members of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test.

Each scheme’s obligations are calculated using the projected unit credit method. Scheme assets are stated at fair value as at the period end.

Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the scheme, are recognised in other comprehensive income. Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred), the effects of changes in actuarial assumptions, return on scheme assets (excluding amounts included in the interest on the assets) and any changes in the effect of the asset ceiling restriction (excluding amounts included in the interest on the restriction).

Post-employment benefit schemes – the cost of providing healthcare benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Barclays Bank Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is Barclays Bank Group’s main scheme, representing 97% of Barclays Bank Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:

●
Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An increase of up to 2% a year may also be added at Barclays’ discretion. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.

●
The 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions. The risks that Barclays runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)

The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012, BPSP is not subject to the same investment return, inflation or life expectancy risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.

Other

Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement health care plans globally, the largest of which are the US defined benefit schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of Barclays Bank Plc.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active staff, deferred and pensioner members who apply for the role.

The BPSP is a Group Personal Pension arrangement which operates as a collection of personal pension plans. Each personal pension plan is a direct contract between the employee and the BPSP provider (Legal & General Assurance Society Limited), and is regulated by the FCA.

Similar principles of pension governance apply to Barclays Bank PLC’s other pension schemes, depending on local legislation.

Amounts recognised

The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Barclays Bank Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
	2019	2018
	£m	£m
Current service cost	58	64
Net finance cost	(48)	(24)
Past service cost	-	134
Other movements	1	5
Total	11	179

The Barclays Bank Group is the principal employer of the UKRF and hence Scheme Assets and Defined Benefit Obligations relating to the UKRF are recognised within the Barclays Bank Group. Barclays Bank UK Plc and Barclays Execution services Limited are participating employers in the UKRF and their share of the UKRF service cost is borne by them. Of the £226m current service cost in the below table, £90m relates to Barclays Bank UK Plc and £78m relates to Barclays Execution services Limited. While the entire current service cost is accounted for in the Barclays Bank Group on balance sheet, the income statement charge is accounted for across all the participating employers.

Balance sheet reconciliation	2019			2018
	Barclays Bank Group Total	Barclays Bank PLC Total	Of which relates to UKRF	Barclays Bank Group Total	Barclays Bank PLC Total	Of which relates to UKRF
	£m	£m	£m	£m	£m	£m
Benefit obligation at beginning of the year	(28,237)	(27,635)	(27,301)	(30,243)	(29,554)	(29,160)
Current service cost	(226)	(212)	(210)	(240)	(230)	(226)
Interest costs on scheme liabilities	(747)	(721)	(718)	(705)	(688)	(677)
Past service cost	-	-	-	(134)	(139)	(140)
Remeasurement (loss)/gain - financial	(3,087)	(2,987)	(2,964)	1,129	1,092	1,075
Remeasurement (loss)/gain - demographic	223	211	214	(242)	(243)	(245)
Remeasurement (loss)/gain - experience	277	275	266	(75)	(92)	(94)
Employee contributions	(5)	(1)	(1)	(4)	(1)	(1)
Benefits paid	1,459	1,427	1,410	2,205	2,169	2,167
Exchange and other movements	45	181	-	72	51	-
Benefit obligation at end of the year	(30,298)	(29,462)	(29,304)	(28,237)	(27,635)	(27,301)
Fair value of scheme assets at beginning of the year	29,722	29,259	29,036	30,922	30,364	30,112
Interest income on scheme assets	795	774	774	729	716	709
Employer contribution	755	740	731	754	746	741
Settlements	(2)	-	-	(106)	(58)	-
Remeasurement - return on plan assets greater than discount rate	2,312	2,228	2,230	(400)	(371)	(360)
Employee contributions	5	1	1	4	1	1
Benefits paid	(1,459)	(1,427)	(1,410)	(2,205)	(2,169)	(2,167)
Exchange and other movements	(35)	(155)	-	24	30	-
Fair value of scheme assets at the end of the year	32,093	31,420	31,362	29,722	29,259	29,036
Net surplus/(deficit)	1,795	1,958	2,058	1,485	1,624	1,735
Retirement benefit assets	2,108	2,062	2,058	1,768	1,748	1,735
Retirement benefit liabilities	(313)	(104)	-	(283)	(124)	-
Net retirement benefit assets/(liabilities)	1,795	1,958	2,058	1,485	1,624	1,735

Included within the Barclays Bank Group’s benefit obligation was £760m (2018: £757m) relating to overseas pensions and £166m (2018: £172m) relating to other post-employment benefits. Included within the Barclays Bank PLC’s benefit obligation was £18m (2018: £238m) relating to overseas pensions and £73m (2018: £89m) relating to other post-employment benefits.

As at 31 December 2019, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £2,058m (2018: £1,735m). The movement for the UKRF was driven by higher than assumed asset returns, payment of deficit reduction contributions, updated mortality assumptions, and lower than expected inflation, partially offset by a decrease in the discount rate.

Of the £1,410m (2018: £2,167m) UKRF benefits paid out, £580m (2018: £1,420m) related to transfers out of the fund.

Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions (the asset ceiling). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, the Barclays Bank Group expects to be able to recover any surplus. Similarly, a liability in respect of future minimum funding requirements is not recognised. The Trustee does not have a substantive right to augment benefits, nor do they have the right to wind up the plan except in the dissolution of the Barclays Bank Group or termination of contributions by the Barclays Bank Group. The application of the asset ceiling to other plans and recognition of additional liabilities in respect of future minimum funding requirements are considered on an individual plan basis.

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2019	2018
	% p.a.	% p.a.
Discount rate	1.92	2.71
Inflation rate (RPI)	3.02	3.25

The UKRF discount rate assumption for 2019 was based on a variant of the standard Willis Towers Watson RATE Link model. This variant includes all bonds rated AA by at least one of the four major ratings agencies, and assumes that forward rates after year 30 are flat. The RPI inflation assumption for 2019 was set by reference to the Bank of England’s implied inflation curve, assuming the forward rates remain flat after 30 years. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and price inflation assumptions is consistent with that used at the prior year end, except for a switch to holding forward rates rather spot rates flat after year 30.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2019 of the UKRF’s own post-retirement mortality experience, and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2018 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.5% per annum in future improvements. The methodology used is consistent with the prior year end, except that the 2017 core projection model was used at 2018, and a long-trend of 1.25% per annum was applied. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy	2019	2018	2017
Life expectancy at 60 for current pensioners (years)
– Males	27.1	27.7	27.8
– Females	29.3	29.4	29.4
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	28.9	29.2	29.3
– Females	31.1	31.0	31.0

The assumption for future transfers out has been removed, to reflect lower volumes experienced in 2019 and immaterial volumes expected going forwards. The previous assumption was that 5% of the benefit obligation in respect of deferred members will transfer out during 2020, 2.5% in 2021, tapering down to 0% from 2022 onwards.

Sensitivity analysis on actuarial assumptions

The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as Barclays expressing any specific view of the probability of such movements happening.

Change in key assumptions
	2019	2018
	(Decrease)/Increase in UKRF defined benefit obligation	(Decrease)/Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.50% p.a. increase	(2.3)	(2.1)
0.25% p.a. increase	(1.2)	(1.1)
0.25% p.a. decrease	1.2	1.1
0.50% p.a. decrease	2.6	2.4
Assumed RPI
0.50% p.a. increase	1.5	1.3
0.25% p.a. increase	0.8	0.7
0.25% p.a. decrease	(0.7)	(0.6)
0.50% p.a. decrease	(1.4)	(1.3)
Life expectancy at 60
One year increase	1.0	0.9
One year decrease	(1.0)	(0.9)

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 17 years.

Assets

A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, among other aims, that investments are adequately diversified.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the assets held by the scheme, with any derivative holdings reflected on a fair value basis.

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Barclays Bank Group Total		Barclays Bank PLC Total		Of which relates to UKRF
	Value	% of total fair value of scheme assets	Value	% of total fair value of scheme assets	Value	% of total fair value of scheme assets
	£m	%	£m	%	£m	%
As at 31 December 2019
Equities	2,349	7.3	2,184	7.0	2,174	6.9
Private equities	2,083	6.5	2,083	6.6	2,083	6.6
Bonds - fixed government	3,447	10.7	3,193	10.2	3,175	10.1
Bonds - index-linked government	11,036	34.4	11,027	35.1	11,027	35.2
Bonds - corporate and other	9,234	28.8	9,056	28.8	9,042	28.8
Property	1,644	5.1	1,633	5.2	1,633	5.2
Infrastructure	1,558	4.9	1,558	5.0	1,558	5.0
Cash and liquid assets	742	2.3	686	2.1	670	2.2
Fair value of scheme assets	32,093	100.0	31,420	100.0	31,362	100.0

As at 31 December 2018
Equities	3,349	11.3	3,246	11.1	3,211	11.1
Private equities	1,995	6.7	1,995	6.8	1,995	6.9
Bonds - fixed government	3,320	11.2	3,149	10.8	3,062	10.5
Bonds - index-linked government	10,945	36.8	10,936	37.4	10,936	37.7
Bonds - corporate and other	6,371	21.4	6,261	21.4	6,197	21.3
Property	1,712	5.8	1,702	5.8	1,702	5.9
Infrastructure	1,196	4.0	1,196	4.1	1,196	4.1
Cash and liquid assets	834	2.8	774	2.6	737	2.5
Fair value of scheme assets	29,722	100.0	29,259	100.0	29,036	100.0

Included within the fair value of scheme assets were £nil (2018: £nil) relating to shares in Barclays PLC and £nil (2018: £nil) relating to bonds issued by Barclays PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.

The UKRF assets above do not include the Senior Notes asset referred to in the section below on Triennial Valuation, as these are non-transferable instruments and not recognised under IAS19.

Approximately 44% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Triennial Valuation

The latest triennial actuarial valuation of the UKRF with an effective date of 30 September 2019 has been completed. This valuation showed a funding deficit of £2.3bn and a funding level of 94%, versus £4.0bn funding deficit at the 30 September 2018 update. The decrease in funding deficit over that period was mainly driven by payment of deficit reduction contributions and changes in mortality assumptions.

The Bank and UKRF Trustee have agreed a revised statement of funding principles, schedule of contributions, and recovery plan to seek to eliminate the funding deficit.

The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative longevity assumption for funding.

The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2019 triennial valuation recovery plan are shown alongside the deficit reduction contributions agreed in 2017 for the prior 30 September 2016 triennial valuation.

	Deficit reduction contributions under the	Deficit reduction contributions under the
	30 September 2016 valuation	30 September 2019 valuation
Year	£m	£m
Cash paid:
2019 - paid in two installments of £250m in April and September	500	-
2019 - paid in December	-	500
Future Commitments:
2020	500	500
2021	1,000	700
2022	1,000	294
2023	1,000	286
2024 - 2026	1,000 each year	-

As part of the triennial actuarial valuation, Barclays Bank PLC agreed to pay a £500m contribution on 11 December 2019 and at the same time the UKRF subscribed for non-transferrable listed senior fixed rate notes for £500m, backed by UK gilts (the Senior Notes). The Senior Notes were issued by Heron Issuer Limited (Heron), an entity that is consolidated within the Barclays Group under IFRS10. The Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment of the subscription in cash at maturity in 2024. Heron acquired the gilts from BBPLC for cash of £600m to support these payments. BBPLC also subscribed for Junior notes issued by Heron for £100m. The contribution forms part of the recovery plan agreed as part of the 2019 valuation of the UKRF. No liability is recognised under IAS19 for the obligation to make deficit reduction contributions, for the obligation of Heron to repay the Senior Notes, or for the cash received by BBPLC from Heron for the transfer of the gilts, as settlement in 2024 gives rise to both a reduction in cash and a corresponding increase in net defined benefit assets.

The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Bank Group’s share of the cost of benefits accruing over each year. The next funding valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

Other support measures agreed which remain in place

Collateral – The UKRF Trustee and Barclays Bank PLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for the UKRF funding deficit as it increases or decreases over time. The collateral pool is currently made up of government securities, and agreement was made with the Trustee to cover 100% of the funding deficit with an overall cap of £9bn. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency. These assets are included within Note 37 Assets pledged, collateral received and assets transferred of the Barclays Bank PLC Annual Report.

Support from Barclays PLC – In the event of Barclays Bank PLC not paying a deficit reduction contribution payment required by a specified pre-payment date, Barclays PLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from Barclays Bank UK PLC (if any) to invest the proceeds in Barclays Bank PLC (up to the maximum amount of the deficit reduction contribution unpaid by Barclays Bank PLC). The proceeds of the investment will be used to discharge Barclays Bank PLC’s unpaid deficit reduction contribution.

Participation – As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. Barclays Bank UK PLC will make contributions for the future service of its employees who are currently Afterwork members and, in the event of Barclays Bank PLC’s insolvency during this period provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of the collateral above).

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2019	1,231
2018	741
2017	1,124

There were £nil (2018: £nil; 2017: £153m) Section 75 contributions included within the Barclays Bank Group’s contributions paid as no participating employers left the UKRF scheme in 2019.

The Barclays Bank Group’s expected contribution to the UKRF in respect of defined benefits in 2020 is £560m (2019: £562m). In addition, the expected contributions to UK defined contribution schemes in 2020 is £7m (2019: £7m) to the UKRF and £41m (2019: £37m) to the BPSP.

The section presents information on the Barclays Bank Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Barclays Bank Group has entered into and arrangements that are held off-balance sheet.

15	Related party transactions and Directors’ remuneration
Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.

The transfer of European operations to Barclays Bank Ireland PLC has materially affected the financial statements of Barclays Bank PLC during the year with regards to its related party transactions. There was no impact on the consolidated financial statements of the Barclays Bank Group. Refer to Note 39 of the Barclays Bank PLC Annual Report for further details, including intra-group balances.

Parent company

The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Subsidiaries

Transactions between Barclays Bank PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Barclays Bank Group’s financial statements. A list of the Barclays Bank Group’s principal subsidiaries is shown in Note 33 of the Barclays Bank PLC Annual Report.

Fellow subsidiaries

Transactions between the Barclays Bank Group and other subsidiaries of the parent company also meet the definition of related party transactions.

Associates, joint ventures and other entities

The Barclays Bank Group provides banking services to its associates, joint ventures and the Barclays Bank Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Barclays Bank Group companies also provide investment management and custodian services to the Barclays Bank Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Barclays Bank Group’s investments in associates and joint ventures is set out in Note 35 of the Barclays Bank PLC Annual Report.

Amounts included in the Barclays Bank Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Fellow subsidiaries	Associates	Joint ventures	Pension funds
	£m	£m	£m	£m	£m
For the year ended and as at 31 December 2019
Total income	(717)	53	-	12	3
Credit impairment charges	-	-	-	-	-
Operating expenses	(90)	(3,023)	(5)	-	-
Total assets	2,097	2,165	-	1,303	3
Total liabilities	24,876	1,600	-	-	75
For the year ended and as at 31 December 2018
Total income	(416)	(3)	-	7	3
Credit impairment charges	-	-	-	-	-
Operating expenses	(122)	(3,630)	(1)	(7)	-
Total assets	727	1,091	12	1,288	3
Total liabilities	21,405	2,058	85	2	139

An entity that is consolidated within the Group under IFRS 10 has issued Senior Notes to the UKRF with a nominal value of £500m. This is not included within the table above. Refer to Note 32 of the Barclays Bank PLC Annual Report for further details. Total liabilities includes total liabilities are derivatives transacted on behalf of the pensions funds of £6m (2018: £3m).

Amounts included in Barclays Bank PLC’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Subsidiaries	Fellow subsidiaries	Associates	Joint ventures	Pension funds
	£m	£m	£m	£m	£m	£m
As at 31 December 2019
Total assets	2,096	209,910	2,155	-	1,303	-
Total liabilities	24,876	147,472	1,480	-	-	72
As at 31 December 2018
Total assets	721	178,571	1,069	8	1,282	3
Total liabilities	21,405	122,546	2,000	85	2	139

It is the normal practice of Barclays Bank PLC to provide its subsidiaries with support and assistance by way of guarantees, indemnities, letters of comfort and commitments, as may be appropriate, with a view to enabling them to meet their obligations and to maintain their good standing, including commitment of capital and facilities. For dividends paid to Barclays PLC see Note 10 of the Barclays Bank PLC Annual Report.

Key Management Personnel

Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays Bank PLC (directly or indirectly) and comprise the Directors and Officers of Barclays Bank PLC, certain direct reports of the Chief Executive Officer and the heads of major business units and functions.

The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2019	2018
	£m	£m
As at 1 January	14.6	4.8
Loans issued during the yeara	0.1	12.6
Loan repayments during the yearb	(14.7)	(2.8)
As at 31 December	-	14.6

Notes

a	Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b	Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2019	2018
	£m	£m
As at 1 January	2.9	6.9
Deposits received during the yeara	11.5	17.4
Deposits repaid during the yearb	(10.2)	(21.4)
As at 31 December	4.2	2.9

Notes

a	Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b	Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding

Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2019 were £0.1m (2018: £0.5m).

Loans to Key Management Personnel (and persons connected to them) were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons; and did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Key Management Personnel

Total remuneration awarded to Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2019	2018
	£m	£m
Salaries and other short-term benefits	37.6	50.7
Pension costs	0.2	0.3
Other long-term benefits	9.1	12.6
Share-based payments	14.2	24.8
Employer social security charges on emoluments	6.0	8.5
Costs recognised for accounting purposes	67.1	96.9
Employer social security charges on emoluments	(6.0)	(8.5)
Other long-term benefits – difference between awards granted and costs recognised	(1.0)	4.5
Share-based payments – difference between awards granted and costs recognised	(0.7)	(2.1)
Total remuneration awarded	59.4	90.8

Disclosure required by the Companies Act 2006

The following information regarding Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2019	2018
	£m	£m
Aggregate emolumentsa	7.6	10.5
Amounts paid under LTIPsb	0.2	0.6
	7.8	11.1

Notes

a
The aggregate emoluments include amounts paid for the 2019 year. In addition, deferred cash and share awards for 2019 with a total value at grant of £1.9m will be made to Directors which will only vest subject to meeting certain conditions.

b	The figure above for ‘Amounts paid under LTIPs’ for 2019 relates to an LTIP award released to a Director in 2019. Dividend shares released on the award are excluded.

Pension contributions totalling £11,932 were paid to defined contribution schemes on behalf of Directors (2018: £11,848). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2019, there were no Directors accruing benefits under a defined benefit scheme (2018: £nil).

The aggregate amount of compensation payable to departing officers in respect of loss of office was £3,929,875.

Of the figures in the table above, the amounts attributable to the highest paid Director in respect of qualifying services are as follows:

	2019	2018
	£m	£m
Aggregate emolumentsa	3.2	3.6
Amounts paid under LTIPs	-	-
	3.2	3.6

Note

a
The aggregate emoluments include amounts paid for the 2019 year. In addition, a deferred share award for 2019 with a value at grant of £1.2m will be made to the highest paid Director which will only vest subject to meeting certain conditions.

There were no actual pension contributions to defined contribution schemes on behalf of the highest paid Director (2018: £nil). There were no notional pension contributions to defined contribution schemes.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2019 to persons who served as Directors during the year was £nil (2018: £nil). The total value of guarantees entered into on behalf of Directors during 2019 was £nil (2018: £nil).

16	Discontinued operations and assets included in disposal groups classified as held for sale and associated liabilities
Accounting for non-current assets held for sale and associated liabilities

The Barclays Bank Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell.

A component of the Barclays Bank Group that has either been disposed of or is classified as held for sale is presented as a discontinued operation if it represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of the separate major line or geographical area of operations, or if it is a subsidiary acquired exclusively with a view to re-sale.

Barclays Bank Group

On 21 November 2019 Barclays Bank PLC sold its investment in The Logic Group Holdings Limited to Barclays Principal Investments Limited at its fair value of £112m. On 26 December 2019 Barclays Bank PLC sold its investment in Barclays Funds Investments Limited to Barclays Equity Holdings Limited at its fair value of £505m. Barclays Bank PLC recorded profit on disposal of £56m and £23m respectively.

UK banking business

Following the court approval of the ring-fencing transfer scheme on 9 March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement under the Financial Services (Banking Reform) Act 2013 and related legislation. Following the transfer of the UK banking business, Barclays Bank PLC transferred the equity ownership in Barclays Bank UK PLC to Barclays PLC through a dividend in specie on the same day. Accordingly, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC.

The results of Barclays Bank UK PLC and its subsidiaries for the three months ended 31 March 2018, the date prior to the transfer of ownership to Barclays PLC, are included in the consolidated financial statements of Barclays Bank Group.

The transfer of the ownership of Barclays Bank UK PLC to Barclays PLC resulted in a material change to the consolidated financial position and results of Barclays Bank Group in 2018, in comparison to prior periods. It had no impact on the share capital and share premium of Barclays Bank Group. Other equity instruments reduced by £2,070m relating to additional tier 1 (AT1) securities transferred to Barclays Bank UK PLC. The fair value through other comprehensive income reserve increased by £16m and retained earnings reduced by £14,187m.

Upon disposal of the equity ownership of Barclays Bank UK PLC on 1 April 2018, the UK banking business met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax in respect of discontinued operations on the face of the Barclays Bank Group income statement, are analysed in the income statement below. In 2018, discontinued operations relating to the UK banking business incurred a loss after tax of £47m and in 2017 discontinued operations related to the UK banking business generated a profit of £809m (discontinued operations in total incurred a loss after tax of £1,386m, which includes a loss of £2,195m loss relating to BAGL). The income statement and cash flow statement below represent three months of results as a discontinued operation to 31 March 2018, compared to the full year ended 31 December 2017.

UK banking business disposal group income statement
	2019	2018	2017
For the year ended 31 December	£m	£m	£m
Net interest income	-	1,449	5,872
Net fee and commission income	-	296	1,176
Net trading income	-	(5)	(9)
Net investment income	-	6	160
Other income	-	2	8
Total income	-	1,748	7,207
Credit impairment charges and other provisions	-	(201)	(783)
Net operating income	-	1,547	6,424
Staff costs	-	(321)	(2,052)
Administration and general expenses	-	(1,135)	(2,959)
Operating expenses	-	(1,456)	(5,011)
Share of post-tax results of associates and joint ventures	-	-	(5)
Profit before tax	-	91	1,408
Taxation	-	(138)	(599)
(Loss)/profit after tax	-	(47)	809

Attributable to:
Equity holders of the parent	-	(47)	809
Non-controlling interests	-	-	-
(Loss)/profit after tax	-	(47)	809

The cash flows attributed to the UK banking business discontinued operation are as follows:

	2019	2018	2017
For the year ended 31 December	£m	£m	£m
Net cash flows from operating activities	-	(522)	(355)
Net cash flows from investing activities	-	54	470
Net cash flows from financing activities	-	-	(128)
Net (decrease)/increase in cash and cash equivalents	-	(468)	(13)

Barclays Africa Group Holdings Limited and Barclays Africa Group Limited

On 1 August 2018 Barclays Bank PLC transferred the equity ownership of its subsidiary Barclays Africa Group Holdings Limited (BAGHL) to Barclays PLC through a dividend in specie. Accordingly, BAGHL ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC. The value of this dividend, representing the historic cost of investment of Barclays Bank PLC in BAGHL was £269m. BAGHL was subsequently renamed Barclays Principal Investments Limited.

Following the reduction of the Barclays Bank Group’s interest in BAGL in 2017, Barclays Bank Group’s remaining interest in BAGL was reported as a financial asset at fair value through other comprehensive income. Prior to the disposal of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Barclays Bank Group income statement, are analysed in the income statement below, which represents five months of results as a discontinued operation to 31 May 2017.

Barclays Africa disposal group income statement
	2019	2018	2017
For the year ended 31 December	£m	£m	£m
Net interest income	-	-	1,024
Net fee and commission income	-	-	522
Net trading income	-	-	149
Net investment income	-	-	30
Other income	-	-	61
Total income	-	-	1,786
Credit impairment charges and other provisions	-	-	(177)
Net operating income	-	-	1,609
Staff costs	-	-	(586)
Administration and general expensesa	-	-	(1,634)
Operating expenses	-	-	(2,220)
Share of post-tax results of associates and joint ventures	-	-	5
Loss before tax	-	-	(606)
Taxation	-	-	(154)
Loss after taxb	-	-	(760)

Attributable to:
Equity holders of the parent	-	-	(900)
Non-controlling interests	-	-	140
Loss after taxb	-	-	(760)

Notes

a	Includes impairment of £1,090 in 2017.
b	Total loss in respect of the discontinued operation in 2017 was £2,195m, which included the £60m loss on sale and £1,375m loss on recycling of other comprehensive loss on reserves.

Barclays Bank PLC

Following a decision to transfer Barclays Group’s European businesses to Barclays Bank Ireland PLC, Barclays Bank PLC transferred its German business in Q4 2018. The net assets transferred were £312m in exchange for 350m ordinary shares issued by Barclays Bank Ireland PLC and £1.3m of cash.

In Q1 2019 Barclays Bank PLC transferred its branches in France, Italy, Netherlands, Portugal, Spain and Sweden. The net assets transferred in 2019 were £181m in exchange for 99.4m ordinary shares issued by Barclays Bank Ireland PLC. The assets and liabilities were recognised by Barclays Bank Ireland PLC at their predecessor book values in the consolidated financial statements of the Barclays Bank Group on the date of transfer and therefore there was no impact on the consolidated financial statements of the Barclays Bank Group. The most material impacts on the balance sheet of Barclays Bank PLC affect loans and advances at amortised cost of £7,043m (2018: £3,287m), deposits at amortised cost of £3,455m (2018: £5,418m) and repurchase agreements and other similar secured lending of £2,827m (2018: £nil).

In March 2019, Barclays Bank PLC transferred financial liabilities designated at fair value of £2,676m and deposits at amortised cost of £1,104m to Barclays Bank Ireland PLC, in exchange for cash consideration.

In addition to these transfers, Barclays Bank PLC transferred positions facing European clients to Barclays Bank Ireland PLC, at the clients’ request. The most material impacts on the balance sheet of Barclays Bank PLC comprise loans and advances at amortised cost of £1,196m and deposits at amortised cost of £1,566m. The positions were transferred in exchange for cash consideration.

Barclays Bank PLC transferred derivative financial instrument assets of £11,685m and derivative financial instrument liabilities of £13,880m to Barclays Bank Ireland PLC. Concurrently, Barclays Bank PLC entered into new derivative positions with Barclays Bank Ireland PLC to hedge the risk on the transferring positions. Therefore, there was no impact on the balance sheet of Barclays Bank PLC.

Please refer to the Barclays Bank Group section for information on the disposal of The Logic Group Holdings Limited and Barclays Funds Investments Limited.

Notes

The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2019 to the corresponding twelve months of 2018 and balance sheet analysis as at 31 December 2019 with comparatives relating to 31 December 2018. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 12 February 2020, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2019, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 20-F to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 20-F will be available from the Barclays Investor Relations website at home.barclays/annualreport and from the SEC’s website at www.sec.gov.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Barclays Bank Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2019), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8442	+44 (0) 20 7116 4755

James Johnson
+44 (0) 20 7116 7233

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website www.barclays.com